THE HAIN CELESTIAL GROUP

PE 6-30-02

S.E.C.
OCT 1 6 2002
1086

02065192



PROCESSED
OCT 2 1 2002
THOMSON FINANCIAL

THE RIGHT ROAD to NATURAL GROWTH

2002 ANNUAL REPORT

A Year Of Growth

The Hain Celestial Group is committed to excellence in the marketing of brands that meet growing consumer demand for better foods and snacks. Consumers today seek products that are better for their health, better tasting, better quality, and better suited to their lifestyles. As one of the largest specialty food companies in the United States, The Hain Celestial Group continues to anticipate and satisfy that demand by fulfilling its mission to be on the cutting edge of new product development, and by providing a variety of great-tasting foods for daily meal and snack occasions.

We now market almost 2,000 products under different brand names. Our brands encompass natural, organic, medically-directed, weight management, kosher, and specialty food categories sold in supermarkets, natural food stores, club stores and mass market retailers.

Our goal is to build upon the success of our brands to satisfy demand for more healthful foods here and around the globe.

We are committed to:

Taste – Consumers demand great tasting foods and snacks. Natural foods should provide the same level of satisfaction that other foods do — and taste even better. We are committed to educating consumers that our products deliver the great taste they expect every time.

Uniqueness – We continue to invest in our research and development efforts to bring exciting and timely new products to market. We utilize the latest developments in food and nutrition technology, ensuring that we will maintain our category leadership through innovation.

Value – We bring new consumers to the market by offering products that deliver value. Natural foods are often more expensive than artificial alternatives, and we consistently deliver value to encourage loyalty and repeat purchases.

Organic and GEI Products – In addition to natural products, consumer preference for organic products has grown dramatically as they learn about why organic foods are different. We continue to bring new organic products to market, as well as foods and snacks free of genetically engineered ingredients (GEIs).

About The Company

The Hain Celestial Group, Inc. is a natural, specialty and snack food company. We are a leader in many of the top natural food categories, with such well-known natural food brands as Celestial Seasonings® teas, Hain Pure Foods®, Westbrae Natural®, Westsoy®, Arrowhead Mills®, Health Valley®, Breadshop's®, Casbah®, Garden of Eatin'®, Terra Chips®, Gaston's®, Lima®, Biomarché®, Yves Veggie Cuisine®, DeBoles®, Earth's Best®, and Nile Spice®. The Company's principal specialty product lines include Hollywood® cooking oils, Estee® sugar-free products, Kineret® kosher foods, Boston Better Snacks®, and Alba Foods®.

Financial Highlights

The following information has been summarized from our financial statements and should be read in conjunction with such financial statements and related notes thereto (in thousands, except per share amounts):

	Year Ended June 30				
	2002	2001	2000	1999	1998
OPERATING RESULTS:					
Net sales	$395,954	$345,661	$332,436	$269,760	$174,264
Income (loss) before extraordinary item and cumulative change in accounting principle	2,971	23,589	(11,403)	13,517	11,390
Extraordinary item			(1,940)		(1,342)
Cumulative change in accounting principle			(3,754)		
Net income (loss)	**$ 2,971**	**$ 23,589**	**$(17,097)**	**$ 13,517**	**$ 10,048**
BASIC EARNINGS PER COMMON SHARE:					
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .09	$ .71	$ (.41)	$ .56	$ .55
Extraordinary item			(.07)		(.06)
Cumulative change in accounting principle			(.13)		
Net income (loss)	**$ .09**	**$ .71**	**$ (.61)**	**$ .56**	**$ .49**
DILUTED EARNINGS PER COMMON SHARE:					
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .09	$ .68	$ (.41)	$ .51	$ .50
Extraordinary item			(.07)		(.06)
Cumulative change in accounting principle			(.13)		
Net income (loss)	**$ .09**	**$ .68**	**$ (.61) (a)**	**$ .51**	**$ .44**
FINANCIAL POSITION:					
Working Capital	$ 70,942	$ 92,312	$ 89,750	$ 37,983	$ 37,669
Total Assets	479,248	461,693	416,017	362,669	170,938
Long-term Debt	10,293	10,718	5,622	141,138	27,311
Stockholders' Equity	403,848	396,653	351,724	164,489	104,567

(a) As a result of the net loss for the year ended June 30, 2000, diluted earnings per share is the same as basic earnings per share as the effects of stock options and warrants are not included as the results would be antidilutive.

To Our Stockholders

This year has been one of great opportunities as well as great challenges for our Company. While we look to the future with confidence and optimism, we know that our performance in 2002 was disappointing. However, we finished this year financially strong and well-positioned for growth with the best brands and people in the business.

Our sales grew almost 15% in a year which challenged us with capacity issues, with integrating many of our businesses, and with the second warmest winter on record when we traditionally sell our tea and soup products. We finished our ninth year with over $400 million in equity and virtually no debt – positioning us with the tools we need to continue to grow into our tenth year and beyond. Our rocket brands, including Celestial Seasonings®, Terra Chips®, Westsoy®, Earth's Best® Baby Food, and Health Valley®, have been invigorated with new products and marketing programs to attract consumers to our shelves.

During 2002, many of today's largest companies started talking about healthier living through healthier foods. Companies like McDonald's®, General Mills®, and PepsiCo® all launched initiatives to bring healthier products to market. We have always been ahead of the curve with natural and specialty foods that meet the demands of today's more knowledgeable and sophisticated consumers. Our mission statement, which we adopted in 1996 and have followed each and every day since, has always been clear... *"to be the leading natural/organic and specialty food company, with an integrated portfolio of better-for-you natural, organic and medical-diet products that meet consumer demand for convenient, innovative products that taste good."*

We remain dedicated to excellence in products, distribution and people, as we take the lead in marketing products that improve the quality of our lives. We recently brought all of our organic products into compliance with the new USDA regulations for the National Organic Program (NOP) going into effect in October 2002, and are developing new products that will take advantage of growing consumer awareness of the benefits of organic products. All channels of distribution are recognizing the value of our products, and allocating more space to our categories.

As I said earlier, our sales grew almost 15% from $346 million in 2001 to $396 million in 2002. Our core operating income was $28.6 million, but due to significant restructuring and other non-recurring charges, our recorded operating income was reduced to $7.3 million. Our operating cash flows continued to be strong, and



we finished the year with a very healthy and strong balance sheet.

We made an important acquisition in Europe, adding Lima® and Biomarché® to our portfolio as part of our long-term strategy to build our business globally. These businesses, headquartered in Belgium and led by Philippe Woitrin, new CEO of Hain Celestial/Europe, will provide us with the strong foundation we need to grow our business in Europe. Lima has been a pioneer and well-known brand of natural/organic packaged foods since 1957, distributing over 300 organic products throughout Europe. Biomarché has had exciting growth providing fresh organic fruits and vegetables to the produce section of supermarkets daily – a first for our Company. Their infrastructure and knowledge of the European market will enable us to introduce many of our other brands to the European market.

In Canada, we started our 2002 year having just added Yves Veggie Cuisine to the Hain Celestial family. Yves brought a new category of innovative products to our portfolio, adding soy-based meat alternatives such as The Good Dog™ and The Good Slice™. This year, Yves introduced The Good Lunch™, a ready-to-eat healthy lunch box containing a variety of Hain Celestial products, providing parents with a healthy alternative for their children. Yves revenues grew more than 20% in 2002 over its revenue levels prior to our acquisition. We look forward to continued growth with Yves' new partnership as the supplier of the new soy-based McVeggie™ Burger to McDonald's restaurants across Canada, and our joint venture with Shin-Shin in Japan to provide Yves products to the Asian market for the first time.

Our Terra Chips brand has had a tumultuous and exciting year, to say the least. In the fall, we opened our new $20 million state-of-the-art manufacturing facility in Moonachie, New Jersey, and closed our original Brooklyn plant. Our new facility positions us to meet the market demand for this fast-growing, unique snack food brand. We have added our vacuum frying technology to the Moonachie facility, allowing us to produce all Terra Chips products in one location with improved supply chain efficiency. And to conclude the 2002 year, our Terra Chips brand entered into a letter of intent to form a joint venture with Barilla Alimentare S.p.A., the world's leading pasta and baking company headquartered in Italy, to manufacture, market and distribute Terra Chips in Europe. We are excited about the Terra Chips opportunity in Europe, and with Barilla as our partner, we look forward to significant growth in this brand.

Our Health Valley brand looks to the future with all of its products being manufactured by selected co-packers. Our Health Valley manufacturing facility in Irwindale, California, experienced significant unabsorbed overhead costs during 2002, as we were not able to reach the facility's practical capacity levels. This caused us higher than warranted product costs, and some level of unpredictability as to what those costs would be. We have therefore arranged to sell the assets of the facility, and to transfer the lease for the building to one of our high-quality co-packers who will continue to manufacture product for us while adding production from other areas of its business to the facility. With this new manufacturing arrangement, we look forward to new products and categories that will be more innovative and price competitive. This will help us improve our overall business performance in the coming year.

As people are our most important building block, we are pleased with the several new additions to our excellent management team. As I mentioned earlier, Philippe Woitrin in Europe has been a welcome addition to the team. In the second quarter, Ira Lamel joined us as Executive Vice President and Chief Financial Officer after more than 28 years at Ernst & Young.

In the fourth quarter, David Yale joined us as President of our Snack Division. David comes to us with more than 20 years experience in the consumer packaged goods industry, most recently as president of Nabisco's® Planter's® Peanut division. Fran Daily also joined our team as Executive Vice President for Strategic Planning and Development. Fran brings the experiences of his 25-year career at H. J. Heinz®, most notably as its Chief Financial Officer for North America. Most recently, we added Jay Lieberman as our new Vice President-Finance. Jay brings 24 years of experience with Clairol® to his new responsibilities.

We are also excited by the addition of two new board members this year. Mike Bertasso joins us as the joint Hain Celestial and Heinz designee. Mike is President of Heinz Asia/Pacific and brings a broad view of the business world to us. Dan Glickman joined our board in July, and we welcome his expertise in natural/organic foods. Dan is the former Secretary of Agriculture in the Clinton Administration responsible in large part for the U.S. Department of Agriculture's new National Organic Program (NOP), an initiative we applaud with our portfolio including over 650 certified organic products. We welcome both Mike and Dan to our board.

We will miss Mo Siegel, who recently announced his departure from Hain Celestial both as Vice-Chairman of our Board of Directors and as CEO of our Celestial Seasonings division. Mo returned to Celestial Seasonings two years ago after we concluded our merger, when I saw the need to have his experience, knowledge and wisdom to help us in the transition. Mo has accomplished what he and I set as our objectives, and Mo now moves on, as he puts it so aptly, to new adventures. All of us at Hain Celestial thank Mo for all that he has accomplished, and wish him the very best in the future.

I would like to thank all of our shareholders for their faith in us, and their patience as we travel the road to success. Our Board of Directors has been invaluable, as each of them provides his or her own wisdom whenever called upon. Our employees and business partners continue to contribute to our successes in all areas, and I wish to thank all of them for all of their hard work and passion for our company.

We built our company with strategic acquisitions of brands we believed we could grow. We will continue to look for acquisitions in North America and Europe that are strategic and accretive to our earnings.

Together, we hope to make our tenth anniversary year our greatest ever.

Irwin D. Simon
Chairman, President and Chief Executive Officer

All Natural Chips


And on the seventh day we rested.

Terra's impactful print advertising campaign highlights the uniqueness of Terra Vegetable Chips, in an appetizing, yet humorous way. The campaign, which was featured in magazines like *Food & Wine*, *Cooking Light*, and *Natural Health*, really hits the mark with our upscale, affluent adult target market.


Entertain With
TERRA
chips
SWEEPSTAKES


FOOD & WINE

The Terra success story continues with another year of double digit consumption growth. Terra Chips enters its fifth year as the number one selling brand in natural and specialty snacks. Our flagship, Terra Vegetable Chips, retained its championship title as the top selling snack item in natural food and grocery stores. The implementation of a 25% bonus bag promotion offered improved price/value to consumers and they responded by generating a 25% increase in sales.

Our line extensions on Terra Red Bliss, Yukon Gold, Blues, Potpourri and Frites continue to expand Terra's franchise, by appealing to a wide range of natural snack eaters, who want variety without sacrificing quality. With our state of the art manufacturing facility in Moonachie, New Jersey, we are now better poised to service our growth with increased capacity and enhanced customer service.

To capitalize on Terra's international appeal, this past June, we signed a letter of intent to form a joint venture with Barilla Alimentare S.p.A. to manufacture, market, and distribute Terra Chips in Europe. With the synergy of our initiatives in North America and Europe, our innovative new products and ongoing commitment to exceed customer and consumer expectations, Terra will accelerate its leadership in the fast growing natural snacks category.


TERRA
SWEET POTATO
chips
TERRA
FRITES
SEASONED SALT
A combination of sea salt, pepper, herbs, and a hint of garlic
TERRA
RED BLISS
MADE WITH OLIVE OIL
potato chips
TERRA
YUKON GOLD
A PREMIUM QUALITY ALL-NATURAL SNACK
50% LESS FAT
TERRA
BLUES
chips
TERRA
A DELICIOUS POTPOURRI OF EXOTIC VEGETABLES
chips

"Terra Chips enters its fifth year as the number one brand in natural and specialty snacks. Terra Vegetable Chips remains the top selling snack item in both natural and grocery stores."

While our original vegetable chips continue to be our best-selling product, our unique variety of all natural gourmet chips has earned us a loyal consumer base.


Celestial Seasonings
Victorian
Earl Grey
20 Tea Bags • Contains Caffeine • BLACK TEA
Tuscany
Orange Spice
20 Tea Bags • Contains Caffeine • BLACK TEA

Celestial Seasonings new 100% natural Black Teas invite consumers to "explore a world of flavor."

Celestial Seasonings, the number one specialty tea in North America, maintained its leadership position in fiscal 2002 despite an unusually warm winter and accelerating competitive pressure.

Celestial launched a new line of Black Teas that invite consumers to "explore a world of flavor." These new Teas offer a creative twist on some "well-traveled" tea traditions—from exotic Bali Black Raspberry, Golden Honey Darjeeling and Tuscany Orange Spice to classic Devonshire English Breakfast and Victorian Earl Grey.

Once again, *Holiday Teas* delivered double digit gains, spearheaded by the introduction of new Gingerbread Spice Tea.

This summer, Celestial also introduced Cool Brew Iced Tea, which conveniently brews in cool water in 5–10 minutes and is available in Raspberry Ice, Lemon Ice and Summer Ice.

Revitalizations of the core product line remain key to the brand's continued success. Extensive consumer testing led to a redesign and reformulation of Wellness Teas to better reflect the brand equity.

In fiscal 2003, Celestial Seasonings will continue to strengthen market leadership and revitalize brand equity via consumer communication and consumer-tested new products.





ALL NATURAL BLACK, HERB & GREEN TEAS

Our all-new Cool Brew Iced Teas brew in cool water in only minutes. In 3 bold, beat-the-heat flavors: Raspberry Ice, Lemon Ice, and Summer Ice.



Celestial Seasonings
NEW!
Caffeine Free
20 TEA BAGS
Herb Tea
Tangerine Orange Zinger
Celestial Seasonings
Caffeine Free
20 TEA BAGS
Natural Herb Tea
Sleepytime
Celestial Seasonings
NEW FLAVOR!
Chamomile
GREEN TEA
CONTAINS CAFFEINE • 20 TEA BAGS



Raspberry Ice
new!
100% Natural
Cool Brew Iced Tea
New
Celestial Seasonings
BLACK TEAS
Celestial Seasonings
Orange Spice
PASSPORT TO PROFITS

Over 70 delicious flavors—from soothing Sleepytime® to lively Tangerine Orange Zinger™—encourage consumers to "Make any moment Celestial™".

Consumer and trade advertising underscore our market leadership and brand equity.

"Revitalizations of the core product line remain key to the brand's continued success."

WESTSOY®

WestSoy continues to be the best selling aseptic soy brand in the country, ranking first in both natural and grocery channels. This year we reinvigorated the category by creating fun and new usage occasions. New WestSoy Shakes and Smoothies have achieved great distribution and trade and consumer acceptance has been phenomenal.

WestSoy continues to innovate as demonstrated by the launch of Smart Lite, the first lite soy milk to deliver the soy protein claim. This Fall, WestSoy will launch Soy Slender, a reduced calorie, sugar free soy milk sweetened with Splenda®.

Building on our profitable core aseptic business, this year WestSoy rolled out new refrigerated soymilks that will continue to bring new users to the brand.

Results of our promotional support have been strong and lasting, achieving a 3.4 share gain in aseptic, and up to a 9.7 share in markets with refrigerated distribution.*

We will continue to penetrate new product and distribution opportunities and grow brand preference in the coming year.

* AC Nielsen 52 weeks ending 6/15/02


SOY PROTEIN


WESTSOY
Smart Lite
SOYMILK
VANILLA

WestSoy Smart Lite is the first lite soymilk that is packed with 75% more protein than other lite soymilks, and 50% less fat than average leading brands.


WESTSOY
Plus
SOYMILK
VANILLA
MADE WITH ORGANIC SOYMILK
SOY PROTEIN


WESTSOY
Soy Smoothie
A Blend of Soymilk, Juice and Fruit

Our Plus is a delicious non dairy soymilk, an excellent source of calcium, and a good source of vitamins A & D and riboflavin.

Our new Banana Berry and Tropical Whip Soy Smoothies are thick, delicious blends of fruits and juices with creamy soymilk.

Soymilk Beverages for the Entire Family

"Results of our promotional support have been strong and lasting, achieving a 3.4 share gain in aseptic, and up to a 9.7 share in markets with refrigerated distribution."


WESTSOY

Advertising, coupons and in-store promotions increase consumer awareness of the brand.


WESTSOY
ORGANIC
Plus
SOYMILK DRINK
VANILLA
SOY PROTEIN


WESTSOY
Now You're COOKING with Soy!
Use WESTSOY soymilk just like dairy milk in your favorite recipe!
Check out our great soy recipes at www.westsoy.com


WESTSOY
SOY SHAKE
CHOCOLATE
SOY PROTEIN


WESTSOY
SUGAR FREE
SOY SLENDER
SOYMILK
VANILLA
SOY PROTEIN
REDUCED CALORIE
32 FL OZ (946 mL)

Our new Soy Shakes are rich and decadent like old-fashioned soda fountain treats, without the dairy.

Our Soy Slender is a reduced calorie, sugar free soymilk sweetened with Splenda®. It is low in fat, an excellent source of calcium and vitamin D, and a good source of vitamin A.


VEGGIE
MEATBALLS

Our new Yves Veggie Meatballs are sure to be a hit, whether they're on top of pasta, in a delicious sauce, or served up deli-style in a tasty sub sandwich.

YVES® VEGGIE CUISINE

Yves Veggie Cuisine, once predominantly a vegetarian brand, has widened its appeal to a much broader audience including health conscious consumers looking for foods high in protein and low in fat, women looking to include soy in their diets, and families concerned about food safety.

Our flagship products, The Good Burger and The Good Dog, have been awarded the best tasting products in their category by the American Tasting Institute. Today, McDonald's® Restaurants in Canada serve McVeggie Burgers from Yves as part of their Lighter Choices Menu.

This year we expanded the line with Chick'n Nuggets, Meatballs, The Good Burger and the Good Shred. We believe the market potential for these products matches their superior taste.

And finally, the first lunch box kit that is as nutritious as it is fun to eat. Lunch boxes have become extremely popular in recent years and have grown into a $400 million category. This year we launched The Good Lunch filled with kids' favorite foods but with a new healthy twist. The Good Lunch features products across The Hain Celestial Group such as Yves Veggie Bologna, Hain® Crackers and Health Valley® Cookie Cremes. The Good Lunch has started to roll out in supermarkets across the US and is meeting with great acceptance.


good
burger

Our Good Burger remains our most popular selling burger! Made entirely from soy protein and vegetable sources, it is ideal for those who want to cut down on fat without compromising on great taste.


HAIN
YVES
the good Lunch
the good Lunch
Net Wt. 3.5 oz/99g
I love veggie turkey!



Our new Good Lunch brings together our familiar brands, providing kids with a nutritious, convenient lunch.

ALL SOY PROTEIN PRODUCTS

Whether it's a quick snack, dinner on the go, lunch for the entire family or a barbecue with friends and relatives, our full line of cheese style and wiener products is a tasty and healthy addition to any occasion.



BEST TASTING
YVES
calcium
soy
the good slice
CHEDDAR STYLE
Cheese Alternative
LACTOSE FREE

"Yves Veggie Cuisine, once predominantly a vegetarian brand, has widened its appeal to a much broader audience . . ."



LOW FAT, JUICY and AUTHENTIC TASTING!
THE
GOOD
YVES
VEGGIE CUISINE
DOG
AMERICAN TASTING INSTITUTE
2002
GOLD
TASTE AWARD
NET WEIGHT 11oz / 312g
KEEP REFRIGERATED
SOY PROTEIN MAY REDUCE THE RISK OF HEART DISEASE
One serving of this product provides a minimum of 6.25 grams of soy protein.



One of these
is not like the others.

Our consumers learn about our new products through our advertising and promotions.



YVES
VEGGIE
chick'n
NUGGETS
16
vegan

Our new Veggie Chick'n Nuggets are a delicious meal or tasty snack, without all of the fat.

Health Valley®

Health Valley remains the most diversified brand in our portfolio, continuing as the number one brand in Natural Soups and Snack Bars while remaining a strong contender in the Cereal and Cookie Categories. Health Valley has experienced significant growth in its key categories, strengthening its leadership in both natural and grocery channels.

The recent successful launches of new products such as Cookie Cremes, Just Flakes and One Pound Organic Cereals are just some of the indications of the successful year Health Valley is positioned to have. We are building on our successful new product introductions with a targeted consumer-marketing plan. Consumer advertising, combined with an aggressive marketing program utilizing both in-store and cross couponing, will significantly drive consumer sales in the upcoming year.

We will continue to uphold Health Valley's commitment to offering natural alternatives to mainstream products and will grow brand preference and subsequent market share through new products and stronger consumer marketing programs.


Health Valley
Cookie Cremes
Chocolate Sandwich Cookies

New Cookie Cremes Sandwich Cookies, available in chocolate and vanilla, are all natural, made with organic wheat, and made with no genetically engineered ingredients.

Natural & Organic Cereals, Snacks & Soups

"We are building on our successful new product introductions with a targeted consumer-marketing plan. Consumer advertising, combined with an aggressive marketing program utilizing both in-store and cross couponing, will significantly drive consumer sales in the upcoming year."



Health Valley
Fat Free Soup
14 Garden Vegetable

We are excited to introduce a new look for our soups and broths. We are committed to making great-tasting soups that are natural and nutritious.



Natural Goodness
Health Valley
ORGANIC
Oat Bran
FLAKES
NEW 1 POUND BOX
HEALTH VALLEY'S BENEFITS
fat-free
GARDEN SPLIT PEA
SOUP
35% MORE SOUP

Advertising continues to be an important method for communicating new introductions to consumers and the trade.



NEW 16 oz. ORGANIC Cereals are a BIG Deal!



Health Valley
FAT-FREE
CHOCOLATE CHIP
GRANOLA BARS

Our Fat-Free Granola Bars have more fiber and less sodium than other brands.

Organic Growth

Consumer recognition of the benefits of organic products has grown dramatically with a record 39% of consumers reporting usage of organic products over the past year. This growth has resulted in the imposition of national standards for organic products by the USDA scheduled to go into effect October 21, 2002. The Hain Celestial Group is poised to benefit from this exciting development as our many organic brands meet these standards and afford competitive superiority.

Among the general U.S. population, organic product usage jumped 10% in 2000, and is projected to experience continued double digit growth over the next five years*. This growth is expected to skyrocket as the new USDA National Organic Program is launched in October of 2002. These new standards will offer U.S. consumers the assurance that all food products labeled as organic are governed by consistent standards. We at The Hain Celestial Group applaud these new standards with over 650 products that are certified organic.

Brands within our portfolio poised for growth with organic offerings include Garden of Eatin'®, Little Bear®, Bearitos®, Earth's Best®, Arrowhead Mills®, Celestial Seasonings®, Health Valley®, Westsoy®, Westbrae Natural®, and Hain Pure Foods®.

*Organic Consumer Trends 2001, Natural Marketing Institute.



Chocolate Chip
Cookie Mix
Spelt Flakes



The Earth's Best Way To Grow
$1.00 OFF

Earth's Best, the first and only full line of organic baby food, has enjoyed a leadership position in the Natural Food channel since its inception and continues to grow faster than the category. The brand enjoys 75% of organic baby food sales in the Natural Foods market and 24% of Grocery organic baby food sales.

Research shows that 79% of consumers believe Earth's Best is the "healthiest" baby food on the market. It's no wonder, as it is the only full line of kosher, organic and GEI free baby food on the market.

Earth's Best has widened its marketing support with half of the new mothers in the United States receiving a high value coupon at the infant feeding stage. In addition, moms in key markets will receive a free cereal sample. New moms can also learn about Earth's Best and the benefits of organic through our print campaign and our Earth's Best web site, now complete with a web store where consumers can purchase Earth's Best products on line!

This year we expanded the trusted Earth's Best brand beyond baby food with a line of products under the Earth's Best Kidz label. In response to strong consumer demand for organic children's foods, Earth's Best will launch several new products under its Kidz label in fiscal 2003.



STRAINED FOODS
EARTH'S BEST
SWEET POTATOES

Our Commitment To Organic

Arrowhead Mills

For over 40 years, Arrowhead Mills has been the pioneer and leader in organic baking mixes, grains, cereals and nut butters. Our packaging update highlights this point of difference and is generating positive results on shelf with both retailers and consumers. We have also extended our breakthrough Perfect Harvest™ Cereal with new Perfect Harvest Flour, Pancake & Waffle Mix, and Muffin Mix. All Perfect Harvest products are 100% organic and fortified naturally with soy isoflavones, Omega 3 and Omega 6 fatty acids. With organics penetrating the mainstream, this year Arrowhead will expand beyond its natural channels by offering a variety of its products to grocery channels.

"New organic standards will offer U.S. consumers the assurance that all food products labeled as organic in the United States are governed by consistent standards."


Arrowhead Mills
DELICIOUS


GARDEN of EATIN'
BLUE CHIPS
ALL NATURAL TORTILLA CHIPS
ORGANIC
BLUE CORN
GARDEN of EATIN'
RED HOT BLUES
SPICY ALL NATURAL TORTILLA CHIPS
ORGANIC
BLUE CORN
CORN SALSA
GARDEN of EATIN'


MEDIUM SALSA

The Garden of Eatin' line of organic snacks grew at a 30% rate this past year and added a delicious new line of organic potato chips to the franchise. It is the number one selling tortilla chip brand in natural and specialty snacks.

Garden of Eatin' takes the highest quality organic blue, white and yellow corn, cooks the chips in expeller pressed oil and adds a flavorful palate of seasonings. The result: sixteen mouth watering flavors including *Red Hot Blues* and *Pico de Gallo*. *Garden of Eatin'* is truly a snack lover's delight. And with some exciting new products soon to join our winning organic line up, we will continue to delight snack consumers for years to come.


WIN
Mexican Getaway 2
SWEEPSTAKES
CANCUN
Marriott

lima Biomarché

INTERNATIONAL GROWTH

Our Lima brand distributes over 300 products throughout Europe.


lima
drink
Shoyu
Shiro
Miso
RIZ KIRI

The key driver in UK food is the growth of organic. Over the next five years, the organic category is predicted to grow to represent from .5% to 10% of all food purchases.

This year LIMA and BIOMARCHÉ, strong brand names in the international market, joined The Hain Celestial Group. The Lima brand has been the pioneer of healthy and organic foods since 1957, distributing over 300 organic products throughout Europe in specialized health food shops. Their infrastructure provides us with the platform for introducing to Europe many of the Hain Celestial brands. Utilizing our expertise in soy, this year Lima will launch JOOZY, a unique and refreshing juice and soy natural energy drink under the Hain Pure Food brand. Lima will also extend its successful non diary beverage line with Hazelnut Almond Rice Drink and Oat Drink.

Biomarché provides an extensive line of fresh organic fruits, vegetables and prepared salads. As a result of the recent food crisis, vegetarian food is a fast growing market in Europe, where 58% of the French population wants to reduce their meat consumption. Capitalizing on this trend, this year Biomarché will launch ready made salads and a range of vegetable meals for restaurants. And with its strong and growing position in the fresh section of grocery, Biomarché will bring many opportunities to introduce Yves products to the European market.

"This year Lima and Biomarché, strong brand names in the international market, joined The Hain Celestial Group."



All Natural Good-For-You Products

We continue to provide our vegetarian consumers with a wide variety of delicious products, from Westbrae Natural beans, soups, vegetables and pastas to Casbah eastern favorites such as tabouli, falafel and hummus mix, and Nile Spice dry soup cups.



Casbah
Rice Pilaf
GRANOLA
Raspberry 'n Cream
JACKSON WONDER



SUGAR
Rich

We are reinvigorating our namesake line, Hain Pure Foods, with new products and packaging.

Hain Pure Foods – For over 75 years, Hain Pure Foods has been proud to offer wholesome and delicious products, everything from rice cakes and crackers to condiments and oils. Building on the strengths of our condiments business, Hain recently introduced a liter size Extra Virgin Olive Oil imported from Italy and Organic Sugar in a convenient resealable bag. Coming soon are Organic Brown Sugar, Organic Powdered Sugar, and a full line of vinegars.

Breadshop's – Acquired at the same time as Health Valley, Breadshop's adds to our strength in ready-to-eat cereals with both kids' and adult products. We are introducing unique granola varieties this year in addition to our current best-sellers in this category.

Casbah – A complete line of versatile and great-tasting vegetarian prepared mixes and side dishes.

Farm Foods – Pizsoy,™ a leading soy cheese pizza, is the most popular Farm Foods product. Farm Foods is now expanding into frozen organic food products that meet consumer demand for better tasting, natural meals.

Nile Spice – The innovator in all-natural soup cups fits the lifestyles of today's time pressured consumer with a quick, delicious and nutritious cup of soup.

Westbrae Natural – A vegetarian inspiration since 1970, providing products for nutritious meals centered around vegetables, whole grains, soups and beans. As an integral part of the Vegetarian Diet Pyramid, Westbrae Natural products help you make the transition toward a vegetarian lifestyle.

DeBoles – A unique pasta brand known especially for its Jerusalem artichoke flour products, DeBoles also markets semolina, whole wheat, and rice flour pastas. In addition, DeBoles offers certified organic pastas.

Bearitos – A natural brand of chilies, sauce mixes, and snacks, including our first snacks to carry the "No-GEI" (genetically engineered ingredients) seal.

Little Bear – Organic snack products that appeal to kids of all ages.

Harry's – A premium snack brand of natural and organic snacks including pretzels, potato chips, and tortilla chips.

Boston's – A pioneer in kettle-popped popcorn, Boston's now markets crunchy cheese snacks.

ALBA – Well-known for its quality non-fat dry milk, shakes, and hot cocoa products, ALBA meets consumer demand for nutritious dairy beverages.

Estee – The number one brand in the medically-directed/diet category for over 50 years, Estee markets sugar-free and fructose-sweetened foods for people with diabetes and others on sugar-restricted diets.

Featherweight – This brand markets sodium-restricted products developed for the millions of consumers who need to reduce their salt intake.

Hollywood – The U.S. leader in safflower oil, Hollywood is known for its high quality canola and peanut oils, as well as carrot juice.

Kineret – Our kosher food brand features both holiday and everyday foods and snacks in frozen and shelf-stable varieties.

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
The Hain Celestial Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Hain Celestial Group, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Hain Celestial Group, Inc. and Subsidiaries at June 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, in fiscal year 2002 the Company changed its method of accounting for goodwill and other intangible assets. As discussed in Note 7 to the consolidated financial statements, in fiscal year 2000 the Company changed its method of accounting for start-up costs.

Ernst & Young LLP

Melville, New York
August 28, 2002

REPORT OF MANAGEMENT

Responsibility For Financial Statements And Internal Controls

Management is responsible for the information presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain estimated amounts are included in the financial statements, and these amounts are based on currently available information and management's judgment of current conditions and circumstances. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

Ernst & Young LLP has rendered an opinion on the consolidated balance sheet as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2002 based on audits conducted in accordance with auditing standards generally accepted in the United States.

The Company maintains a system of internal control which is designed to provide assurance at appropriate cost as to the reliability of the financial records and the protection of assets. The system is characterized by organizational arrangements that provide for delegation of authority and divisions of responsibility, the selection of competent financial managers, and by defined financial policies and procedures. In addition, the Board of Directors, through an audit committee composed of Directors who are not officers or employees of the Company, provides oversight to the adequacy of the system of internal control. The Company believes that its system of internal control provides reasonable assurance for the preparation of its annual financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We made the following acquisitions during the three years ended June 30, 2002:

On January 18, 2001, we acquired Fruit Chips B.V., a Netherlands based company, who manufactures, distributes and markets low fat fruit, vegetable and potato chips.

On June 8, 2001, we acquired Yves Veggie Cuisine, Inc. and its subsidiaries ("Yves"). Yves is a manufacturer, distributor and marketer of premium soy protein meat alternative food products.

On December 10, 2001, we acquired Lima N.V., the leading Belgian natural and organic food manufacturer and marketer.

All of the foregoing acquisitions ("the acquisitions" or "acquired businesses") have been accounted for as purchases. Consequently, the operations of the acquired businesses are included in the results of operations from their respective dates of acquisition. The Celestial merger, completed in May 2000, was accounted for using the pooling-of-interests method and accordingly, all prior periods were restated to include Celestial's results of operations.

RESULTS OF OPERATIONS

Adoption of EITF Consensus Regarding Sales Incentives

Our statements of operations reflect the adoption of Emerging Issues Task Force ("EITF") consensuses related to the classification of certain vendor promotional allowances and other sales incentives as reductions of sales rather than as selling expenses as had been the predominant industry and company practice in the past. The sales amounts for the fiscal 2002, 2001 and 2000 periods are in conformity with those EITF consensuses, which were adopted effective January 1, 2002. To provide comparability, prior year periods have been restated by reclassifying promotional allowances and other sales incentives of $67.2 and $71.1 million for the fiscal years ended June 30, 2001 and 2000, respectively, from selling expense to net sales. The adoption of these EITF consensuses had no impact on income or cash flows.

Restructuring and Non-recurring Charges

During the fourth quarter of fiscal 2002, we recorded charges aggregating $21.3 million, before taxes, related to the expected sale of the manufacturing assets of our Health Valley facility in Irwindale, California ($11.3 million) and the discontinuance of our supplements business ($7.9 million) and Weight Watchers licenses ($2.1 million). Approximately $17.9 million of these charges are noncash in nature.

During the second half of 2002, we decided to pursue and execute a plan to sell the Health Valley Irwindale plant. During the fourth quarter of 2002, we entered into an agreement (subject to customary consents and conditions) to sell the manufacturing assets of the facility to a co-packer who will also assume the related lease. Our decision to dispose of this facility was largely the result of our inability to reach practical capacity at the facility. Accordingly, we identified a co-packer who can produce our products and bring more production into the plant by offering other branded and private label companies the opportunity to have their products manufactured by the co-packer.

Upon the execution of a signed contract, our products will be purchased from this co-packer on a cost plus basis. This pricing structure will not provide us with any immediate increase in margins, but it will allow us to share in the potential operating efficiencies of the plant through reduced product pricing in our cost plus arrangement when and if the co-packer brings more production into the plant.

Accordingly, with the expected sale of all plant assets and certain inventories to this co-packer, we recorded this restructuring and non-recurring charge. The charge includes $7.6 million of restructuring and non-recurring charges associated with reduced values of inventories of raw ingredients and packaging, certain lease obligations and other items, none of which includes employee severance costs. Of this $7.6 million of charges, our gross profit was reduced by $5.5 million charged to cost of sales as required by accounting rules. At June 2002, approximately $2.1 million of future costs have been accrued, principally related to lease exit costs. In addition, we recorded $3.7 million of impairment charges to reduce the Health Valley plant's manufacturing assets to their net realizable values. We anticipate that there will be future charges in fiscal 2003 for potential severance liabilities and related employee costs, which are expected to approximate $2 million.

In June 2002, we announced that we had discontinued our supplements business at Celestial, and that we would not renew our license to sell certain Weight Watchers products. These product lines did not represent our core product category of natural and organic foods, and further, the supplements business had faced increasing competition over the last few years along with reduced consumer interest. We believe our operating results and financial position will be only minimally enhanced in fiscal 2003 and beyond without these non-core product lines. In addition, we can now better utilize our management resources away from these non-core product lines. In connection with these discontinuances, we recorded charges of $7.9 million related to supplements, principally for inventories, packaging and trade items. Of this $7.9 million charge, $6.2 million had the effect of reducing our gross profit. The charge for the non-renewal of the Weight Watchers license amounted to $2.1 million, principally for inventories, packaging and trade items, of which $.7 million reduced our gross profit. Approximately $4.3 million has been accrued at June 30, 2002 associated with these future costs.

Fiscal 2002 Compared to Fiscal 2001

Net sales in fiscal 2002 were $396 million, an increase of 14.5% over net sales of $345.7 million in 2001. Adjusted for sales derived from acquired businesses and a continuation of the redirection of management focus from certain non-core product lines (principally supplements and non-core food product categories), our net sales increased 4%. Our net sales were impacted during fiscal 2002 by the tragic events of September 11, 2001, the unusually warm winter which slowed sales of teas and other cold weather products, and product availability issues affecting our Terra Chips products caused first by capacity limitations at our original Brooklyn, New York plant and further by the delays in the start-up of production at our Moonachie, New Jersey plant. Our internal growth was derived principally from our Terra and Garden of Eatin' snack brands and from our refrigerated Westsoy brand.

Gross profit for 2002 decreased by $7 million to $104 million (26.3% of net sales) as compared to $111 million (32.1% of net sales) in 2001. Gross profits in 2002 adjusted for the restructuring and non-recurring charges discussed above were $116.4 million, or 29.4% of reported net sales. The decline in adjusted gross profit percentage of 2.7% was caused by: changes in the mix of sales driven principally by unusually warm winter weather ($6.0 million or 1.5%); higher than anticipated start-up production costs at our new Terra Chips manufacturing facility in Moonachie ($1.5 million or .4%); higher freight and warehousing costs associated with certain strategic initiatives to increase inventory levels in order to reduce stock outs with the objective of increasing customer satisfaction ($3.5 million or .9%); and lower gross profits associated with certain of our recent business acquisitions ($.8 million or .2%).

Selling, general and administrative expenses (excluding amortization expense) increased by approximately $22.5 million to $87.7 million (22.1% of net sales) in 2002 as compared to $65.2 (18.9% of net sales) in 2001. The increase is a result of: $10.7 million of costs brought on by the aforementioned acquisitions during the second half of fiscal 2001 and first half of fiscal 2002; $2 million of increased consumer marketing; $1.4 million of higher depreciation associated with continuing improvements to our information systems and the capital expenditures related to our headquarters office relocation; and increases across all levels of general and administrative costs to support the growing infrastructure required for our business. Amortization of goodwill and other intangible assets was $6.4 million for 2001 compared to approximately $.3 million for 2002. The results for 2002 include the effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which resulted in a $6.1 million reduction in overall expenses ($4.0 million net of tax) and a $.13 and $.12 increase in basic and diluted earnings per share, respectively. The $6 million pre-tax reduction of amortization expense in 2002 represents the amount of amortization of goodwill and indefinite-life intangible assets that arose from acquisitions prior to July 1, 2001 and is no longer being amortized.

As discussed above, during 2002 we recorded $5 million of restructuring and other non-recurring charges, and a $3.9 million impairment of long-lived assets charge. There were no such charges in 2001. These charges are related to certain asset write-offs, trade costs and employee severance costs associated with the discontinuance of the Celestial supplements business and Weight Watchers brand license and the expected Health Valley facility sale.

Merger related charges amounted to $1 million for 2001, resulting from certain employee costs associated with the Celestial Merger in May 2000.

Operating income decreased to $7.3 million during 2002 compared to $38.4 million in 2001. The decrease of $31.1 million is due to the aforementioned restructuring and non-recurring charges of $21.3 million, decreased gross profits and higher selling, general and administrative expenses, all discussed above.

Interest expense (income) – net and other expenses amounted to $2.5 million in 2002 compared with income of $2.3 million in 2001. The decrease of $4.8 million is primarily the result of the interest expense we incurred in 2002 while using our Credit Facility as compared to the interest we earned in 2001 on the investible cash we had during that year. Since June 2001, we have used that cash to fund the Yves and Lima acquisitions, and to fund the construction of our new Terra Chips manufacturing facility in Moonachie, New Jersey. In addition, in 2002 we incurred a full year of carrying costs for our Credit Facility, which we entered into on March 28, 2001. In 2002, we also incurred other costs and expenses totaling $1.5 million resulting from the closure of our Terra Chips Brooklyn, NY manufacturing facility in December 2001, and the return of the leased premises to the owner. We disposed of machinery and equipment and leasehold improvements deemed unusable which totaled $1 million, and we were required to retrofit the leased Brooklyn facility to its original condition at a cost of approximately $.5 million.

Income before income taxes decreased $35.9 million to $4.8 million in 2002 as compared to $40.7 million in 2001. The decrease is a result of the aforementioned decrease in operating income and higher interest and other costs.

Income taxes decreased to $1.8 million for 2002 compared to $17.1 million in 2001. The effective tax rate was 38% in 2002 compared to 42% in 2001. The reason for our lower tax rate was the elimination of nondeductible goodwill amortization discussed above.

Net income for 2002 amounted to $3 million compared to $23.6 million in 2001. This $20.6 million decrease in earnings was primarily attributable to the aforementioned decrease in income before income taxes offset by the reduction in income tax expense.

Fiscal 2001 Compared to Fiscal 2000

Net sales for 2001 were $345.7 million, an increase of 4% over net sales of $332.4 million in 2000. On a year-to-year basis, our net sales were affected by a slowing U.S. economy and redirection of management focus away from certain non-core product lines (supplements, certain private label categories and other non-core food product categories). On a comparable basis, net sales increased by $23.9 million or 7.2% with the growth primarily coming from our Westsoy, Health Valley, Terra Chips and Garden of Eatin' brands.

Gross profit for 2001 increased by $8 million to $111 million (32.1% of net sales) as compared to $105 million (31.6% of net sales) in 2000. Our gross profits were helped by lower trade incentives ($3.9 million) in 2001 as compared to 2000. This increased our net sales and gross profits, respectively, in 2001. On a net sales basis without sales incentives, the increase in gross profit dollars was a direct result of increased sales levels in 2001. The decline in gross profit percentage was predominantly due to: inventory write-offs of approximately $1.9 million associated with our decision to write-off certain nonperforming inventory SKU's as a result of our decision to move and consolidate warehouses and upgrade our management information system within our distribution infrastructure; approximately $.5 million associated with our consolidation and move of one of our distribution facilities into our new Ontario, California distribution facility that opened in September 2000; approximately $1.2 million of higher fuel costs associated with freight cost; all offset by $4 million of additional writeoffs and reserves in 2000 associated with the supplements line.

Selling, general and administrative expenses (including goodwill amortization of approximately $6.4 million each year) decreased by approximately $11.8 million to $71.6 million (20.7% of net sales) in 2001 as compared to $83.4 (25.1% of net sales) in 2000. The dollar decrease is a combination of approximately $8 million of synergies realized resulting from the Celestial merger; a $1.2 million non-recurring charge incurred in the September 1999 period by Celestial, and $2.6 million of lower other selling, general and administrative expense components.

Merger related charges amounted to $1 million for 2001, as compared to $15.6 million during 2000. Merger related charges incurred in 2001 relate to certain employee costs associated with the Celestial Merger in May 2000.

During 2000, we recorded $4.9 million and $3.5 million of restructuring and other non-recurring charges and an impairment of long-lived assets charge, respectively. There were no such charges during 2001.

Operating income increased to $38.4 million during 2001 compared to a operating loss of $2.4 million in 2000. The increase of $40.8 million was due to increased gross profits, lower selling, general and administrative expenses and merger charges as well as no restructuring or impairment of asset charges as had occurred in 2000.

Interest expense (income) – net of other expenses amounted to $2.3 million of income in 2001 compared with an expense of $5.1 million in 2000. The swing of $7.4 million was the result of interest earned on investible cash on hand in 2001 with minimal debt levels as opposed to our position in 2000, our average debt level was approximately $58 million under our then existing term loan facility, with interest incurred at an average rate of 8.22%.

Income before income taxes, extraordinary item and cumulative change in accounting principle increased $48.2 million to $40.7 million in 2001 as compared to a pretax loss of $7.5 million in 2001. The increase is a result of the aforementioned increase in operating income, higher interest and other income and lower interest and finance costs.

During 2000, the Company recorded a $3.9 million (52%) tax provision on a pre-tax loss of $7.5 million as compared to a tax provision of $17.1 million (42%) on a pre-tax income of $40.7 million during 2001. The 2000 tax expense, even though there was a pre-tax loss, was primarily a result of the add back of nondeductible merger and asset write-down charges. The tax rate of 42% in 2001 is higher than the statutory federal and state rates in effect primarily due to nondeductible goodwill amortization.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and growth primarily with the cash flows we generate from our operations and from borrowings under our Credit Facility.

We have available to us a $240 million revolving Credit Facility (the "Credit Facility") which provides us with a $145 million revolving credit facility through March 29, 2005, and a $95 million 364-day facility through March 27, 2003. The Credit Facility is unsecured, but is guaranteed by all of our direct and indirect domestic subsidiaries. We are required to comply with customary affirmative and negative covenants for facilities of this nature.

This access to capital provides us with flexible working capital needs in the normal course of business and the opportunity to grow our business through acquisitions or develop our existing infrastructure through capital investment.

Net cash provided by operations was $22.6 million and $22.8 million for 2002 and 2001, respectively. Our working capital and current ratio were $70.9 million and 2.31 to 1, respectively, at June 30, 2002 compared with $92.3 million and 2.99 to 1 respectively, at June 30, 2001. The decrease in working capital and current ratio is due to the use of approximately $21.3 million for capital expenditures and $13.6 million of cash to fund our 2002 acquisitions.

Net cash used in financing activities was $8.5 million for 2002. During 2002, we repaid certain debt obligations of acquired businesses totaling $3.7 million and we used $3.6 million of cash for a stock buyback program. Net cash provided by financing activities of $16.1 million in 2001 was derived principally from proceeds received from exercises of warrants and stock options. During the period July 1, 2002 to September 19, 2002, we acquired .2 million shares of our common stock in open market purchases at a cost of approximately $1.9 million.

Obligations for all debt instruments, capital and operating leases and other contractual obligations are as follows:

	Payments Due by Period			
	Total	Less than 1 year	1-3 years	Thereafter
Debt instruments	$ 9,896	$ 868	$ 6,628	$ 2,400
Capital lease obligations	1,828	563	1,262	3
Operating leases	22,843	3,419	8,336	11,088
Total contractual cash obligations	$34,567	$4,850	$16,226	$13,491

We believe that cash on hand of $7.5 million at June 30, 2002, as well as projected fiscal 2003 cash flows from operations, and availability under our Credit Facility are sufficient to fund our working capital needs, anticipated capital expenditures of approximately $10 million, and the $4.85 million of debt and lease obligations described in the table above. We currently invest our cash on hand in highly liquid short-term investments yielding approximately 1.5% interest.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles we use require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied. We believe our critical accounting policies are as follows, including our methodology for estimates made and assumptions used:

Valuation of Accounts and Chargeback Receivables

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply a general reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations over the last few years. While two of our customers represent approximately 30% of our trade receivable balance on an ongoing basis, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions that our customers have taken to be repaid and collectible in the near future in the form of a chargeback receivable. While our estimate of this receivable balance could be different had we used different assumptions and judgments, historically our cash collections of this type of receivable has been within our expectations and no significant write-offs and/or impairment has occurred. Our chargeback receivable balance at June 2002 was $5 million as compared to $1.4 million at June 2001 (included in other current assets).

There can be no assurance that we would have the same experience with our receivables during different economic conditions, or with changes in business conditions, such as consolidation within the food industry and/or a change the way we market and sell our products.

Inventory

Our inventory is valued at the lower of cost or market. Cost has been derived principally using standard costs utilizing the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and reserve for slow moving or obsolete raw ingredients and packaging.

Property, Plant and Equipment

Our property, plant and equipment is carried at cost and depreciated and or amortized on a straight-line basis over the lesser of the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within ranges/guidelines generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment exists on the carrying value of such assets.

Revenue Recognition

Sales are recognized upon the shipment of finished goods to customers. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA

Unaudited quarterly financial data (in thousands, except per share amounts) for fiscal 2002 and 2001 is summarized as follows:

	Three Months Ended			
	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002
Net sales	$89,735	$105,169	$105,614	$ 95,436
Gross profit	26,662	32,298	32,442	12,639
Restructuring and non-recurring charges				4,977
Impairment of property, plant and equipment				3,878
Operating income (loss)	9,135	9,960	8,531	(20,362)
Income (loss) before income taxes	8,778	8,396	8,231	(20,602)
Net income (loss)	$ 5,443	$ 5,205	$ 5,137	$(12,814)
Basic earnings per common share	$ .18	$ .15	$ .15	$ (.38)
Diluted earnings per common share	$ .18	$ .15	$ .15	$ (.38)

Gross profit for the three months ended June 30, 2002 was negatively impacted by approximately $12.4 million of charges to cost of sales resulting from the restructuring and non-recurring charges related to the expected sale of the Health Valley manufacturing facility, and the discontinuance of the supplements business and Weight Watchers license.

	Three Months Ended			
	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001
Net sales	$81,708	$ 97,721	$ 87,092	$ 79,140
Gross profit	28,463	35,424	25,983	21,168
Merger costs	1,032			
Operating income	10,517	17,028	8,561	4,273
Income before income taxes	11,043	17,699	7,313	4,616
Net income	$ 6,405	$ 10,266	$ 4,241	$ 2,677
Basic earnings per common share	$ .20	$ .31	$ .13	$ .08
Diluted earnings per common share	$ .19	$ .30	$ .12	$ .08

SEASONALITY

Our tea business consists primarily of manufacturing and marketing hot tea products and, as a result, its quarterly results of operations reflect seasonal trends resulting from increased demand for its hot tea products in the cooler months of the year. This is also true for our soups and hot cereals businesses, but to a lesser extent. Quarterly fluctuations in our sales volume and operating results are due to a number of factors relating to our business, including the timing of trade promotions, advertising and consumer promotions and other factors, such as seasonality, abnormal and inclement weather patterns and unanticipated increases in labor, commodity, energy, insurance or other operating costs. The impact on sales volume and operating results, due to the timing and extent of these factors, can significantly impact our business. For these reasons, you should not rely on our quarterly operating results as indications of future performance. In some future periods, our operating results may fall below the expectations of securities analysts and investors, which could harm our business.

INFLATION

Management does not believe that inflation had a significant impact on our results of operations for the periods presented.

Consolidated Balance Sheets

(In thousands, except per share and share amounts)

	June 30 2002	June 30 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,538	$ 26,643
Accounts receivable, less allowance for doubtful accounts of $1,002 and $815	44,018	46,404
Inventories	53,624	49,593
Recoverable income taxes, net	1,742	8,232
Deferred income taxes	7,223	3,740
Other current assets	10,804	4,168
Total current assets	124,949	138,780
Property, plant and equipment, net of accumulated depreciation and amortization of $29,059 and $25,551	69,774	55,780
Goodwill	239,644	219,826
Trademarks and other intangible assets, net of accumulated amortization of $6,603 and $8,794	38,083	38,230
Other assets	6,798	9,077
Total assets	$479,248	$461,693
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 46,166	$ 43,587
Current portion of long-term debt	1,431	2,881
Accrued restructuring and non-recurring charges	6,410	
Total current liabilities	54,007	46,468
Long-term debt, less current portion	10,293	10,718
Deferred income taxes	11,100	7,854
Total liabilities	75,400	65,040
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock – $.01 par value, authorized 5,000,000 shares, no shares issued		
Common stock – $.01 par value, authorized 100,000,000 shares, issued 34,075,639 and 33,771,124 shares	341	338
Additional paid-in capital	354,822	348,942
Retained earnings	51,597	48,626
Foreign currency translation adjustment	963	(978)
	407,723	396,928
Less: 306,917 and 100,000 shares of treasury stock, at cost	(3,875)	(275)
Total stockholders' equity	403,848	396,653
Total liabilities and stockholders' equity	$479,248	$461,693

See notes to consolidated financial statements.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended June 30		
	2002	2001	2000
Net Sales	$395,954	$345,661	$332,436
Cost of sales	291,915	234,643	227,417
Gross profit	104,039	111,018	105,019
Selling, general and administrative expenses	87,920	71,607	83,372
Merger costs	–	1,032	15,633
Restructuring and other non-recurring charges	4,977		4,933
Impairment of long-lived assets	3,878		3,468
Operating income (loss)	7,264	38,379	(2,387)
Interest expense (income), net and other expenses	2,461	(2,292)	5,116
Income (loss) before income taxes, extraordinary item and cumulative change in accounting principle	4,803	40,671	(7,503)
Provision for income taxes	1,832	17,082	3,900
Income (loss) before extraordinary item and cumulative change in accounting principle	2,971	23,589	(11,403)
Extraordinary item – costs in connection with early extinguishment of debt, net of income tax benefit of $1,182			(1,940)
Cumulative change in accounting principle, net of income tax benefit of $2,547			(3,754)
Net income (loss)	$ 2,971	$ 23,589	$ (17,097)
Basic earnings per common share:			
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .09	$ .71	$ (.41)
Extraordinary item			(.07)
Cumulative change in accounting principle			(.13)
Net income (loss)	$ .09	$ .71	$ (.61)
Diluted earnings per common share:			
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .09	$ .68	$ (.41)
Extraordinary item			(.07)
Cumulative change in accounting principle			(.13)
Net income (loss)	$ .09	$ .68	$ (.61)
Weighted average common shares outstanding:			
Basic	33,760	33,014	27,952
Diluted	34,744	34,544	27,952

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended June 30		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 2,571	$ 23,589	$ (17,097)
Adjustment for change in year-end of Celestial			3,933
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash restructuring and non-recurring charges, including related inventory charges	10,929		1,994
Non-cash impairment of long-lived assets	3,878		3,468
Non-cash merger related charge			175
Extraordinary item			1,940
Cumulative change in accounting principle			3,754
Depreciation and amortization of property and equipment	7,687	6,287	4,986
Amortization of goodwill and other intangible assets	249	6,441	6,053
Amortization of deferred financing costs	423	107	718
Provision for doubtful accounts	551	393	432
Deferred income taxes	(237)	7,301	4,373
Gain on disposal of assets			(922)
Other	47	46	46
Increase (decrease) in cash attributable to changes in assets and liabilities, net of amounts applicable to acquired businesses:			
Accounts receivable	11,824	(6,514)	4,211
Inventories	(9,179)	848	(8,607)
Other current assets	(4,274)	604	2,090
Other assets	1,836	(746)	(2,771)
Accounts payable and accrued expenses	(7,494)	(19,119)	3,882
Accrued restructuring and non-recurring charges	8,410		
Recoverable income taxes	7,305	6,631	1,225
Tax benefit of nonqualified stock options	(334)	(3,027)	(3,319)
Net cash provided by operating activities	22,592	22,841	10,564
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of businesses, net of cash acquired	(13,568)	(37,184)	(4,673)
Purchases of property and equipment and other intangible assets	(21,341)	(13,474)	(4,298)
Proceeds from sale of assets			1,583
Net cash used in investing activities	(34,909)	(50,658)	(7,388)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds (repayments) from bank revolving credit facility, net		4,400	(5,080)
Repayment of term loan facilities			(130,000)
Payments on economic development revenue bonds	(459)	(366)	(317)
Costs in connection with bank financing	(249)	(1,369)	(26)
Proceeds from private equity offering, net of expenses			160,332
Purchase of treasury stock	(3,600)		
Proceeds from exercise of options and stock purchase plan, net of related expenses	1,071	13,685	9,354
Payment of other long-term debt and other liabilities	(3,275)	(217)	(278)
Net cash (used in) provided by financing activities	(6,512)	16,133	33,985
Effect of exchange rate changes on cash	(276)	19	
Net (decrease) increase in cash and cash equivalents	(19,105)	(11,665)	37,161
Cash and cash equivalents at beginning of year	26,643	38,308	1,147
Cash and cash equivalents at end of year	$ 7,538	$ 26,643	$ 38,308

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In thousands, except per share and share data)

Years Ended June 30, 2000, 2001 and 2002

	Common Stock		Additional		Treasury Stock		Foreign Currency		Compre-hensive
	Shares	Amount at $.01	Paid-in Capital	Retained Earnings	Shares	Amount	Translation Adjustment	Total	Income (Loss)
Balance at June 30, 1999	24,684,079	$247	$126,316	$ 38,201	100,000	$ (275)		$164,489	
Issuance of shares to Heinz, net of related expenses	6,090,351	61	177,642					177,703	
Conversion of promissory notes	442,538	4	9,973					9,977	
Exercise of common stock warrants, net of related expenses	345,853	3	1,922					1,925	
Exercise of stock options	584,440	6	7,423					7,429	
Non-cash compensation charge			46					46	
Tax benefit from stock options			3,319					3,319	
Adjustment for change in year-end of Celestial				3,933				3,933	
Net loss				(17,097)				(17,097)	$(17,097)
Balance at June 30, 2000	32,147,261	321	326,641	25,037	100,000	(275)		351,724	
Exercise of common stock warrants, net of related expenses	166,419	2	657					659	
Exercise of stock options	1,265,465	13	12,857					12,870	
Issuance of common stock	191,979	2	5,714					5,716	
Non-cash compensation charge			46					46	
Tax benefit from stock options			3,027					3,027	
Net income for the period				23,589				23,589	
Comprehensive income:									
Net income									$ 23,589
Translation adjustments							$ (978)	(978)	(978)
Total comprehensive income									$ 22,611
Balance at June 30, 2001	33,771,124	338	348,982	48,626	100,000	(275)	(978)	396,653	
Exercise of stock options	94,341	1	992					993	
Purchase of treasury stock					206,917	(3,600)		(3,600)	
Issuance of common stock	210,174	2	4,507					4,509	
Non-cash compensation charge			47					47	
Tax benefit from stock options			334					334	
Net income for the period				2,971				2,971	
Comprehensive income:									
Net income									$ 2,971
Translation adjustments							1,941	1,941	1,941
Total comprehensive income									$ 4,912
Balance at June 30, 2002	34,075,639	$341	$354,822	$ 51,597	306,917	$(3,875)	$ 963	$403,848	

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BUSINESS

The Hain Celestial Group (herein referred to as "the Company," "we," "us" and "our") is a natural, specialty and snack food company. We are a leader in many of the top natural food categories, with such well-known natural food brands as Celestial Seasonings® teas, Hain Pure Foods®, Westbrae®, Westsoy®, Arrowhead Mills®, Health Valley®, Breadshop's®, Casbah®, Garden of Eatin'®, Terra Chips®, Yves Veggie Cuisine®, Gaston's®, Lima® and Biomarche® in Europe, DeBoles®, Earth's Best®, and Nile Spice®. Our principal specialty product lines include Hollywood® cooking oils, Estee® sugar-free products, Kineret® kosher foods, Boston Better Snacks®, and Alba Foods®.

We operate in one business segment: the sale of natural, organic and other food and beverage products. During the three years ended 2002, approximately 54%, 51% and 55% of our revenues were derived from products that are manufactured within our own facilities with 46%, 49% and 45% produced by various co-packers. In fiscal 2002, 2001 and 2000, there were no co-packers who manufactured 10% or more of our co-packed products.

2. BASIS OF PRESENTATION

Our consolidated financial statements include the accounts of The Hain Celestial Group, Inc. (formerly known as The Hain Food Group, Inc. ("Hain")) and all wholly-owned subsidiaries. In the Notes to Consolidated Financial Statements, all dollar amounts, except per share data, are in thousands unless otherwise indicated.

Merger: On May 30, 2000, Hain completed a merger (the "Merger") with Celestial Seasonings, Inc. ("Celestial") by issuing 10.3 million shares of Hain common stock in exchange for all of the outstanding common stock of Celestial. Each share of Celestial common stock was exchanged for 1.265 shares of Hain common stock. In addition, Hain assumed all Celestial stock options previously granted by Celestial. As part of the Merger, Hain changed its name to The Hain Celestial Group, Inc. Celestial, the common stock of which was previously publicly traded, is the market leader in speciality teas.

The Merger was accounted for as a pooling-of-interests and, accordingly, all prior period consolidated financial statements of Hain have been restated to include the results of operations, financial position and cash flows of Celestial. Information concerning common stock, employee stock plans and per share data has been restated on an equivalent share basis. The consolidated financial statements for the year ended June 30, 2000 include the results of operations and cash flows of Hain and Celestial for the year then ended and, because Celestial had a fiscal year ending in September, Celestial's results of operations and cash flows for the three-month period ended September 30, 1999 are included in both fiscal 2000 and 1999 (1999 is not presented in these consolidated financial statements). Celestial incurred a net loss of $3.9 million for the three-month period duplicated and therefore, we have eliminated this duplication by adjusting retained earnings to add back such loss. Summary information for Celestial's three-month period ended September 30, 1999 is as follows: net sales – $19.9 million; loss before income taxes – $7.3 million; net loss – $3.9 million; cash provided by operating activities – $1.1 million; cash used in investing activities – $4.1 million; and cash provided by financing activities – $3.4 million.

The reconciliations of operating results of Hain and Celestial for the period previously reported prior to the combination are as follows:

	Nine months ended March 31, 2000
Net sales:	
Hain	$186,300
Celestial	74,500
Combined	$260,800
Income before extraordinary item and cumulative change in accounting principle:	
Hain	$ 22,700
Celestial	4,200
Combined	$ 26,900
Net income:	
Hain	$ 8,700
Celestial	3,400
Combined	$ 12,100

There were no material adjustments required to conform the accounting policies of the two companies. Certain amounts of Celestial have been reclassified to conform to the reporting practices of Hain.

3. SUMMARY OF SIGNIFICANT AND CRITICAL ACCOUNTING POLICIES

Consolidation Policy

Our accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles we use require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied.

Valuation of Accounts and Chargeback Receivables and Concentration of Credit Risk

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply an additional reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations in recent years. While two of our customers represent approximately 30% of our trade receivables balance on an ongoing basis, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions that our customers have taken to be repaid and collectible in the near future in the form of a chargeback receivable. While our estimate of this receivable balance ($5 million at June 30, 2002 and $1.4 million at June 30, 2001, included in other current assets) could be different had we used different assumptions and judgments, historically our cash collections of this type of receivable has been within our expectations and no significant write-offs and/or impairment has occurred.

During the year ended June 30, 2002, sales to two customers and their affiliates approximated 17% and 15%. These two customers each accounted for approximately 18% of sales in 2001 and 2000.

Inventory

Our inventory is valued at the lower of cost or market. Cost has been determined principally using standard costs utilized under the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving or obsolete raw ingredients and packaging.

Property, Plant and Equipment

Our property, plant and equipment is carried at cost and depreciated and or amortized on a straight-line basis over the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within ranges generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment exists on the carrying value of such assets, except at our Health Valley manufacturing facility in Irwindale, California (see Note 6). We utilize the following ranges of asset lives:

Buildings and improvements	10-31 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-7 years
Leasehold improvements	3-10 years

Revenue Recognition

Sales are recognized upon the shipment of finished goods to customers. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized.

Reclassifications

We have made certain reclassifications to the prior years consolidated financial statements and notes thereto to conform to the current year presentation.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of stockholders' equity and other comprehensive income.

Advertising Costs

Media advertising costs, which are included in selling, general and administrative expenses, amounted to $4.8, $1.6 and $2.0 million for fiscal 2002, 2001 and 2000, respectively. Such costs are expensed as incurred.

Income Taxes

We follow the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted rates in effect in the years in which the differences are expected to reverse.

Shipping and Handling Costs

We include the costs associated with shipping and handling of our inventory as a component of cost of sales in the Consolidated Statements of Operations.

Fair Values of Financial Instruments

At June 30, 2002 and 2001, we had $3.6 and $22.8 million invested in corporate money market securities, including commercial paper, repurchase agreements, variable rate instruments and bank instruments. These securities are classified as cash equivalents as their maturities when purchased are less than three months. At June 30, 2002 and 2001, the carrying value of these money market securities approximates their fair values.

We believe that the interest rates charged on our debt instruments approximate current borrowing rates and, accordingly, the carrying amounts of such debt at June 30, 2002 and 2001 approximate fair value.

Accounting for the Impairment of Long-Lived Assets

We account for impairment of long-lived assets, other than goodwill and other indefinite life intangibles, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (see Note 4). SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the recorded value of the asset may not be recoverable. We perform such a review at each balance sheet date whenever events and circumstances have occurred that indicate possible impairment. We consider continued operating losses and significant and long-term changes in prevailing market conditions to be the primary indicators of potential impairment. In accordance with SFAS No. 121, we use an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life to measure whether the assets are recoverable. During fiscal 2002, as part of the expected Health Valley Irwindale manufacturing facility sale (see Note 6), we recorded a $3.7 million impairment charge to reduce the Health Valley plant's manufacturing assets to their net realizable value. During fiscal year 2000, the Company wrote-off approximately $3.5 million of impaired long-lived assets. The write-off included $1.4 million of goodwill and $2.1 million of barter credits related to the Company's supplements products, which had experienced losses. We determined that the product line had become impaired and does not expect to recover recorded values in the foreseeable future.

Deferred Financing Costs

Eligible costs associated with obtaining debt financing are capitalized and amortized over the related term of the applicable debt instruments, which approximates the effective interest method.

Earnings Per Share

We report basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per share excludes the dilutive effects of options, warrants and convertible debt. Diluted earnings per share includes only the dilutive effects of common stock equivalents such as stock options and warrants.

The following table sets forth the computation of basic and diluted earnings per share pursuant to SFAS No. 128.

	2002	2001	2000
Numerator:			
Income (loss) before extraordinary item and cumulative change in accounting principle – *numerator for basic and diluted earnings per share*	$ 2,971	$ 23,589	$(11,403)
Extraordinary item			(1,940)
Cumulative change in accounting principle			(3,754)
Net income (loss)	$ 2,971	$ 23,589	$(17,097)
Denominator (in thousands):			
Denominator for basic earnings (loss) per share – weighted average shares outstanding during the period	33,760	33,014	27,952
Effect of dilutive securities (a):			
Stock options	802	1,304	
Warrants	182	226	
	984	1,530	
Denominator for diluted earnings (loss) per share – adjusted weighted average shares *and assumed conversions*	34,744	34,544	27,952
Basic earnings (loss) per share:			
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .09	$ .71	$ (.41)
Extraordinary item			(.07)
Cumulative change in accounting principle			(.13)
Net income (loss)	$ .09	$ .71	$ (.61)
Diluted earnings (loss) per share (a):			
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .09	$ .68	$ (.41)
Extraordinary item			(.07)
Cumulative change in accounting principle			(.13)
Net income (loss)	$ .09	$ .68	$ (.61)

(a) As of result of the net loss in 2000, the dilutive effect of options and warrants (aggregating 2.3 million shares) are not shown as the results would be antidilutive.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Our results for the year ended June 30, 2002, include the effect of adopting SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which resulted in a $6.1 million reduction ($4.0 million, net of tax) in amortization expense and $.13 and $.12 increases in basic and diluted earnings per share, respectively. SFAS No. 141 provides that all business combinations initiated after June 30, 2001 shall be accounted for using the purchase method. In addition, it provides that the cost of an acquired entity must be allocated to the assets acquired, including identifiable intangible assets and liabilities assumed, based on their estimated fair values at the date of acquisition. The excess of cost over the fair value of the net assets acquired must be recognized as goodwill. SFAS No. 142 provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life unless the asset is determined to have an indefinite useful life. At June 30, 2002, included in trademarks and other intangible assets on the balance sheet, is approximately $.6 million of intangible assets deemed to have a finite life which are being amortized over their estimated useful lives. Goodwill must be tested for impairment at the beginning of the fiscal year in which SFAS No. 142 is adopted and at least annually thereafter. In accordance with SFAS No. 142, we have evaluated the fair value of our reporting units and compared those values to the carrying values of their related goodwill and indefinite-life intangible assets, and based on such evaluations, no impairment existed at July 1, 2001 or through June 2002. The $6.1 million pre-tax reduction of intangible amortization expense recognized during the year ended June 30, 2002 represents the amount of amortization of goodwill and indefinite-life intangible assets that arose from acquisitions prior to July 1, 2001 and are no longer amortized. Amounts assigned to indefinite-life intangible assets primarily represent the values of trademarks.

The following table reflects consolidated results of operations (net of tax effect) adjusted as though the adoption of SFAS No. 141 and 142 occurred as of the beginning of the year ended June 30, 2000.

	Year Ended June 30, 2001	Year Ended June 30, 2000
Net income (loss):		
As reported		
Goodwill and indefinite-life intangibles amortization, net of tax	$ 23,589	$ (17,097)
	4,000	3,800
As adjusted	$ 27,589	$ (13,297)
Basic earnings (loss) per common share:		
As reported	$ 0.71	$ (0.61)
As adjusted	$ 0.84	$ (0.48)
Diluted earnings (loss) per common share:		
As reported	$ 0.68	$ (0.61)
As adjusted	$ 0.80	$ (0.48)

The following table reflects the components of trademarks and other intangible assets as of June 30, 2002:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Licensing costs and other intangibles	$ 630	$ 118
Non-amortized intangible assets:		
Trademarks	44,056	6,465

5. ADOPTION OF EITF CONSENSUS REGARDING SALES INCENTIVES

In May 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." Under the consensus, certain sales incentives must be recognized as a reduction of sales rather than as an expense (we included such sales incentives within selling, general and administrative expenses). In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Statement Characterization of Consideration from a Vendor to a Retailer," which expanded upon the types of consideration paid by vendors to retailers which are to be considered sales incentives and, accordingly, should be classified as a reduction of sales rather than as a component of selling, general and administrative expenses. In November 2001, the EITF reached a consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of A Vendor's Product," which provides interpretative guidance to Issues 00-14 and 00-25. Our statements of operations reflect the adoption of these EITF consensuses by the classification of certain vendor promotional allowances and other sales incentives as reductions of sales rather than as selling expenses as had been the predominant industry and company practice in the past. The sales amounts for the 2002 period is in conformity with those EITF consensuses, which were adopted effective January 1, 2002. To provide comparability, prior year periods have been restated by reclassifying promotional allowances and other sales incentives of $67.2 million and $71.1 million for the fiscal years ended June 30, 2001 and 2000, respectively. The adoption of these EITF consensuses had no impact on income or cash flows.

6. RESTRUCTURING AND OTHER NON-RECURRING CHARGES

Fiscal 2002

During the fourth quarter of fiscal 2002, we recorded charges aggregating $21.3 million, before taxes, related to the expected sale of our Health Valley facility in Irwindale, California ($11.3 million) and the discontinuance of our supplements business ($7.9 million) and Weight Watchers licenses (2.1 million). Approximately $17.9 million of these charges are noncash in nature.

Our Health Valley facility charge includes $7.6 million of restructuring and non-recurring charges associated with reduced values of inventories of raw ingredients and packaging, certain lease obligations and other items. Of this $7.6 million of charges, our gross profit was reduced by $5.5 million charged to cost of sales as required by accounting rules. In addition, we recorded $3.7 million of impairment charges to reduce the Health Valley plant's manufacturing assets to their net realizable value. At June 30, 2002, we accrued $2.1 million of future costs associated with this charge primarily relating to lease exit costs relating to incremental costs and contractual obligations and other facility exit costs expected to be incurred as part of this sale. We anticipate that there may be additional charges of approximately $2 million in fiscal 2003 for potential severance liabilities and related employee costs.

We also discontinued our supplements business at Celestial, and did not renew our license to sell certain Weight Watchers products. In connection with these discontinuances, we recorded charges of $7.9 million related to supplements principally for inventories, packaging and trade items. Of this $7.9 million charge, $6.2 million had the effect of reducing our gross profit. The charge for the non-renewal of the Weight Watchers license amounted to $2.1 million, principally for inventories, packaging and trade items, of which $.7 million reduced our gross profit. At June 30, 2002, we accrued $3.1 and $1.2 million for future costs associated with the Celestial supplements and Weight Watchers license discontinuance, respectively. These future costs primarily relate to sales returns resulting from the discontinuance notification, other trade incentives, employee severance costs and other items.

At June 30, 2002, our balance sheet includes the above-described aggregate of $6.4 million of accrued restructuring and non-recurring charges, substantially all of which is expected to be paid during 2003.

Fiscal 2000

During the fourth quarter of fiscal 2000, we approved a plan to streamline and restructure certain non-core businesses and consolidate warehouses and information systems within our distribution and operating network which resulted in a pre-tax charge of $3.7 million. In addition, in the first quarter of fiscal 2000, we entered into a settlement agreement related to a shareholder lawsuit resulting in a one-time pre-tax charge of $1.2 million.

The components of the $3.7 million restructuring charge are as follows:

Write-downs of property, plant and equipment and other assets	$1,994
Lease exit costs	1,153
Severance and related benefits	248
Other non-core business costs	338
	$3,733

At June 30, 2000, there was approximately $1.7 million of future costs accrued which were associated with this restructuring charge; no such accrual remains at June 30, 2002.

The write-down of property, plant and equipment and other assets related principally to machinery, equipment and computer hardware and software within certain of our distribution facilities and corporate offices, as well as other equipment and assets related to the restructuring of a certain non-core business.

Lease exit costs of approximately $1.2 million relate to incremental costs and contractual obligations for items such as leasehold termination payments (net of estimated expected sub rentals) and other facility exit costs expected to be incurred as a direct result of this plan.

In addition, during the first quarter of fiscal 2000, Celestial decided to cease production of its 30-count supplements product line and focus it efforts on its 60-count product line. In conjunction with the discontinuance of the 30-count products, Celestial decided to offer a return program to its customers. Accordingly, Celestial reversed sales ($5.1 million) and recorded additional cost of sales ($4.0 million) for the estimated 30-count products still with customers and an estimated write-down of inventory on hand and expected to be returned.

In the fourth quarter of fiscal 2000, we were required to provide additional amounts for sales returns and inventory write-offs (totaling $.9 million) related to the previously announced decision to cease production of the 30-count products. Moreover, we provided certain reserves related to expected returns of our 60-count supplement products, totaling $1.6 million, primarily related to the receipt of return notification from certain customers and prevailing market conditions affecting the supplements industry.

7. CUMULATIVE CHANGE IN ACCOUNTING PRINCIPLE

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 was adopted by us effective July 1, 1999, and required start-up costs capitalized prior to such date to be written-off as a cumulative effect of an accounting change as of July 1, 1999, and any future start-up costs to be expensed as incurred. Start-up activities are defined broadly as those one-time activities related to introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or commencing some new operations. In accordance with SOP 98-5, we recorded a one-time non-cash charge in the first quarter of fiscal 2000 reflecting the cumulative effect of a change in accounting principle, in the amount of $3.8 million, net of tax benefit, representing start-up costs capitalized as of the beginning of fiscal year 2000.

8. ACQUISITIONS

In December 2001, we acquired 100% of the stock of privately-held Lima, N.V. ("Lima"), a leading Belgian manufacturer and marketer of natural and organic foods. We consummated this strategic European acquisition to provide us with a diversified natural and organic food products manufacturer and distributor that is similar to our manufacturing and distribution (types of food products) here in the United States. The aggregate purchase price, including acquisition costs, amounted to approximately $20 million. The purchase price paid was based on a multiple of future operating income Lima will generate with the integration of certain business processes and introduction of existing Hain products into Europe, utilizing Lima's distribution network. The purchase price was paid by $15.6 million in cash and the issuance of 205,128 shares of our common stock valued at $4.4 million. The value assigned to the common stock was determined based on the average market price of our common stock over the period including three days before and after the terms of the acquisition were agreed to and announced. The aggregate purchase price paid over the net assets acquired amounted to approximately $15.6 million (included in goodwill, and currently not tax deductible). We are in the process of finalizing our purchase price allocation, and have estimated that based on an independent valuation analysis, most of the excess cost over net assets acquired will be goodwill and trademarks, which will not amortize under SFAS No. 142. The remaining valuation analysis requiring completion is appraisal of property, plant and equipment. We expect this analysis to be completed by the second quarter of fiscal 2003.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

	Dec. 10, 2001
Current assets	$ 6,770
Property, plant and equipment and other long-term assets	3,990
Total assets	10,760
Liabilities and debt instruments assumed	6,360
Net assets acquired	$ 4,400

The above purchase price excludes the amount of contingency payments we are obligated to pay the former owner of Lima. The contingency payments are based on the achievement by Lima of certain financial targets over the 2.5 years following the date of acquisition. Such payments will be charged to goodwill if and when paid.

On June 8, 2001, we acquired privately-held Yves Veggie Cuisine, Inc. ("Yves") a Vancouver, British Columbia based company. Yves is a leading North American manufacturer, distributor and marketer of soy protein meat alternative products. The aggregate purchase price, including acquisition costs, amounted to approximately $34 million excluding the assumption of debt and capital leases of approximately $3 million. The purchase price was paid by approximately $32.5 million in cash and $1.5 million worth of common stock (61,500 shares). The aggregate purchase price paid over the net assets acquired amounted to approximately $31.5 million.

On January 18, 2001, we acquired privately held Fruit Chips B.V., ("Fruit Chips") a Netherlands based company, which we subsequently renamed as Terra Chips B.V. Terra Chips B.V. is a manufacturer and distributor of low fat fruit, vegetable and potato chips selling to European markets. The aggregate purchase price paid, including transaction costs was approximately $9.8 million consisting of both cash and stock. The aggregate purchase price paid over the net assets acquired was approximately $6.2 million.

Unaudited pro forma results of operations for the years ended June 30, 2002 and 2001 reflecting the above acquisitions as if they occurred at the beginning of each year would not be materially different than the actual results for those years.

The above acquisitions have been accounted for as purchases and, therefore, operating results of the acquired businesses have been included in the accompanying financial statements from the dates of acquisition.

9. INVENTORIES

Inventories consist of the following at June 30:

	2002	2001
Finished goods	$35,158	$29,933
Raw materials, work-in-process and packaging	18,466	19,660
	$53,624	$49,593

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at June 30:

	2002	2001
Land	$ 6,852	$ 6,873
Buildings and improvements	25,537	13,611
Machinery and equipment	46,360	42,861
Furniture and fixtures	2,848	2,505
Leasehold improvements	6,209	6,818
Construction in progress	6,258	8,663
Health Valley plant assets held for sale	4,769	
	98,833	81,331
Less:		
Accumulated depreciation and amortization	29,059	25,551
	$69,774	$55,780

Included within machinery and equipment are assets held under capital leases with net book values at June 30, 2002 and 2001 of $2 million and $3 million, respectively.

11. LONG-TERM DEBT

Long-term debt at June 30 consists of the following:

	2002	2001
Senior Revolving Credit Facilities payable to banks	$ 4,400	$ 4,400
Capital leases on machinery and equipment and other debt instruments	2,716	2,671
Economic Development Revenue Bonds due in monthly installments through November 1, 2009; interest payable monthly at variable rates	4,608	5,067
Mortgage loan		1,461
	11,724	13,599
Current portion	1,431	2,881
	$10,293	$10,718

Credit Facilities

On May 18, 1999, in connection with the acquisition of Natural Nutrition Group ("NNG"), we arranged for a $160 million senior secured loan facility ("Facility"), that provided for a $30 million credit facility and $130 million of term loans. The Facility was used to complete the acquisition of NNG, refinance then existing debt and provide for ongoing working capital needs. Interest rates on the Facility, which were computed using either the bank's base rate, as defined, or LIBOR, at the Company's option, ranged from 8.5% to 9.5% and averaged 8.3% during fiscal 2000.

In June 2000, using the proceeds received from the sale of common stock to Heinz (see Note 13), all amounts then outstanding under the Facility were prepaid and the Facility was terminated. As a result, we incurred an extraordinary charge in connection with this early extinguishment of debt of approximately $1.9 million (net of tax benefit of approximately $1.2 million) for the write-off of related unamortized deferred financing costs.

In March 2001, we entered into a new $240 million Credit Facility (the "Credit Facility"), which provides us with a $145 million revolving credit facility through March 29, 2005 and a $95 million 364-day facility through March 29, 2003. The Credit Facility is unsecured, but guaranteed by all of our current and future direct and indirect domestic subsidiaries. We are required to comply with customary affirmative and negative covenants for facilities of this nature. Revolving credit loans under this facility bear interest at a base rate (greater of the applicable prime rate or Federal Funds Rate plus applicable margin) or, at our option, the reserve adjusted LIBOR rate plus an applicable margin. As of June 30, 2002 and 2001, $4.4 million was borrowed under the Credit Facility at 3.0625% and 5.94%, respectively.

Capital Leases and Other Debt Instruments

Capital leases on machinery and equipment of $1.8 million bear interest ranging from 7.25% to 10% and are due in monthly installments through July 2006. Other debt instruments include $.8 million assumed with business acquired.

The aggregate minimum future lease payments for all capital leases at June 30, 2002 are as follows:

2003	$ 563
2004	761
2005	334
2006	167
2007	3
	$ 1,828

Economic Development Bonds

Borrowings related to Economic Development Revenue Bonds (the "Bonds") bear interest at a variable rate (1.75% at June 30, 2002) and are secured by a letter of credit. The Bonds mature November 1, 2009. The Bonds can be tendered monthly to the Bond trustee at face value plus accrued interest, with payment for tendered Bonds made from drawdowns under a letter of credit facility which expires November 2002.

Mortgage Loan

As part of the Yves acquisition on June 8, 2001, the Company assumed a mortgage loan on the land and building occupied by Yves. The mortgage loan of $1,461 was repayable in monthly installments, including principal with interest at 7.65% (floating at Government of Canada five-year bond rates plus 1.5%) with a final payment of $1.4 million which was due and paid by us on April 1, 2002.

Maturities of all debt instruments at June 30, 2002, are as follows:

2003	$ 1,431
2004	1,526
2005	1,040
2006	5,324
2007	763
Thereafter	1,640
	$ 11,724

Interest paid (which approximates the related expense) during the years ended June 30, 2002, 2001 and 2000 amounted to $893, $412 and $7,224 respectively.

12. INCOME TAXES

The provision for income taxes for the years ended June 30, 2002, 2001 and 2000 is presented below. The table excludes the tax benefits applicable to the extraordinary charges and the cumulative change in accounting principle in 2000.

	2002	2001	2000
Current:			
Federal	$ (130)	$ 8,145	$2,615
State	(15)	1,480	389
Foreign	2,214	156	
	2,069	9,781	3,004
Deferred Federal and State	(237)	7,301	896
Total	$ 1,832	$17,082	$3,900

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of our deferred tax asset/(liability) as of June 30 are as follows:

	2002	2001
Current deferred tax assets:		
Basis difference on inventory	$ 1,663	$ 1,110
Allowance for doubtful accounts	284	315
Net operating loss carryovers	1,331	1,552
Reserves not currently deductible	3,945	763
Current deferred tax assets	7,223	3,740
Noncurrent deferred tax assets/(liabilities):		
Difference in amortization	(7,596)	(6,759)
Basis difference on property and equipment	(3,504)	(2,407)
Net operating loss carryovers		1,312
Noncurrent deferred tax assets/(liabilities), net	(11,100)	(7,854)
	$ (3,877)	$ (4,114)

Reconciliations of expected income taxes at the U.S. federal statutory rate to the Company's provision for income taxes for the years ended June 30 are as follows:

	2002	%	2001	%	2000	%
Expected U.S. federal income tax at statutory rate	$ 1,681	35.0%	$14,235	35.0%	$(2,626)	35.0%
State income taxes, net of federal benefit	(46)	(.9)	1,949	4.8	569	(7.6)
Goodwill amortization			1,535	3.8	1,576	(21.0)
Merger related expenses					4,654	(62.0)
Contributions					(610)	8.1
Foreign income at different rates	277	5.7				
Other	(80)	(1.7)	(637)	(1.6)	337	(4.5)
Provision for income taxes	$ 1,832	38.1%	$17,082	42.0%	$ 3,900	(52.0)%

Income taxes (refunded) paid during the years ended June 30, 2002, 2001 and 2000 amounted to $(5.1) million, $8.1 million and $4.9 million, respectively.

At June 30, 2002, we had net operating loss carryforwards ("NOLS") of approximately $3.4 million which were acquired in previous years. These NOL's begin expiring in fiscal 2010. Under U.S. income tax regulations, the utilization of the NOL's is subject to annual limitations as a result of the changes in control of the acquired entities, as well as limitations regarding the use of the NOL's against income other than that earned by the acquired business (referred to as "SRLY" limitations). Despite these restrictions, as a result of new regulations issued by the Internal Revenue Service effective June 25, 1999, which had the effect of relaxing the SRLY limitations, we expect to fully utilize all of the acquired NOL's prior to expiration and, therefore, has not provided a valuation allowance on the related tax assets. The impact of the change in the tax regulations has been included in the application of purchase accounting for the business acquired.

13. STOCKHOLDERS' EQUITY

Common Stock

In September 1999, we entered into a global strategic alliance with Heinz related to the production and distribution of natural products domestically and internationally, and purchased from Heinz the trademarks of its Earth's Best baby food line of products. In connection with the alliance, we issued 2,837,343 shares (the "Investment Shares") of our common stock, par value $.01 per share (the "Common Stock") to a wholly-owned subsidiary of Heinz (the "Heinz Subsidiary"), for an aggregate purchase price of $82.4 million under a Securities Purchase Agreement dated September 24, 1999 between Hain and the Heinz Subsidiary. We used $75 million of the proceeds to reduce borrowings under our then credit facility. The remainder of the proceeds were used to pay transaction costs and for general working capital purposes. In consideration for the trademarks, we paid a combination of $4.6 million in cash and 670,234 shares of Common Stock, valued at $17.4 million (the "Acquisition Shares" and together with the Investment Shares, the "Shares"). This purchase agreement terminated a license agreement dated April 1, 1999 between Hain and Heinz under which we were granted exclusive sale and distribution rights of Earth's Best baby food products into the United States retail grocery and natural food channel. In connection with the issuance of the Shares, Hain and the Heinz Subsidiary entered into an Investor's Agreement dated September 24, 1999 that set forth certain restrictions and obligations of Hain and the Heinz Subsidiary and its affiliates relating to the Shares, including restrictions and obligations relating to (1) the appointment by Hain of one member to its Board of Directors nominated by the Hain and the Heinz Subsidiary and one member nominated by the Heinz Subsidiary, (2) an 18-month standstill period (which expired in March 2001) during which the Heinz Subsidiary and its affiliates could not purchase or sell shares of Hain Common Stock, subject to certain exceptions, (3) a right of first offer granted to us by Heinz and its affiliates upon the sale of Shares by the Heinz Subsidiary and its affiliates following the standstill period, (4) preemptive rights granted to the Heinz Subsidiary and its affiliates relating to the future issuance by Hain of shares of capital stock, and (5) confidentiality.

Included as part of the alliance was a provision that the Heinz Subsidiary would have the preemptive right to purchase additional equity in Hain to maintain its investment level at 19.5% of the outstanding stock of Hain. The Heinz Subsidiary investment level was diluted following the acquisition by Hain of Celestial on May 30, 2000. Under the terms of the agreement, on June 20, 2000, we issued 2,582,774 shares of its common stock, par value $.01 per share to the Heinz Subsidiary for an aggregate purchase price of approximately $79.7 million. We used approximately $44 million of these proceeds to prepay all outstanding borrowings under our then credit facility. The remainder of the funds were used for working capital.

In addition, Hain and the Heinz Subsidiary entered into a Registration Rights Agreement dated September 24, 1999, that provides the Heinz Subsidiary and its affiliates customary registration rights relating to the Shares, including two demand registration rights and "piggy-back" registration rights.

On May 30, 2000, Hain's stockholders approved an increase to the number of authorized shares of the Company's common stock from 40 million to 100 million.

As part of the Yves and Fruit Chips acquisitions consummated during fiscal 2001, 185,330 common shares were issued to the sellers, valued at approximately $5.6 million in the aggregate.

As part of the Lima acquisition consummated during fiscal 2002, 205,128 common shares were issued to the sellers, valued at approximately $4.4 million.

Preferred Stock

We are authorized to issue "blank check" preferred stock (up to 5 million shares) with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting, or other rights which could decrease the amount of earnings and assets available for distribution to holders of our Common Stock. As at June 30, 2002 and 2001, no preferred stock was issued or outstanding.

Warrants

Since fiscal 1997, we issued a total of 300,000 warrants in connection with services rendered by third party consultants at prices ranging from $4.13 to $10.00 per share. 250,000 of these warrants were exercised during fiscal 2000, resulting in proceeds of $1.6 million. In accordance with the then existing term loan facility, 50% of the proceeds were used to pay down the term loan with the remainder used for working capital purposes. In fiscal 2001, the remaining 50,000 warrants were exercised via a cashless exercise resulting in the issuance of 35,653 shares.

In connection with an acquisition in 1997, we issued warrants to Argosy Investment Corp. ("Argosy") to acquire 100,000 shares of our common stock at an exercise price of $12.888. In fiscal 2002, Argosy exercised no warrants. In fiscal 2001, Argosy exercised 26,666 of these warrants, resulting in proceeds of $.3 million.

In fiscal years 2001 and 2000, Argosy exercised warrants previously granted in 1994 to acquire 104,100 and 95,853, respectively, of our common stock at an exercise price of $3.25. At June 30, 2002, 322,784 warrants remain available for exercise.

14. STOCK OPTION PLANS

Hain

In December 1994, we adopted the 1994 Long-Term Incentive and Stock Award Plan, which amended and restated our 1993 stock option plan. On December 9, 1997, the stockholders of Hain approved an amendment to increase the number of shares issuable under the 1994 Long Term Incentive and Stock Award Plan by 345,000 to 1,200,000 shares. In December 1998, the plan was further amended to increase the number of shares issuable by 1,200,000 bringing the total shares issuable under this plan to 2,400,000. In December 1999, the plan was further amended to increase the number of shares issuable by 1,000,000 bringing the total shares issuable under this plan to 3,400,000. In May 2000, the plan was further amended to increase the number of shares issuable by 3,000,000 bringing the total shares issuable under this plan to 6,400,000. The plan provides for the granting of incentive stock options to employees, directors and consultants to purchase shares of our common stock. All of the options granted to date under the plan have been incentive and non-qualified stock options providing for exercise prices equivalent to the fair market price at date of grant, and expire 10 years after date of grant. Vesting terms are determined at the discretion of the company. During 2000, options to purchase 372,550 shares were granted at prices from $21.188 to $33.50 per share. During 2001, options to purchase 1,352,850 shares were granted at prices ranging from $27.125 to $36.6875 per share. During 2002, options to purchase 1,688,900 shares were granted at prices ranging from $15.42 to $22.72 per share. At June 30, 2002, 638,025 options were available for grant under this plan.

Our Chief Executive Officer ("CEO") was granted options to purchase 125,000 shares of common stock at $4.8125 per share on the date of grant (June 30, 1997) pending approval of an increase in the number of shares available for grant (approved by shareholders on December 9, 1997). We incur a straight line non-cash compensation charge ($48 annually) over the 10-year vesting period based on the excess ($.5 million) of the market value of the stock options ($8.50 per share) on December 9, 1997 over the $4.8125 per share market value on the date of grant.

In December 1995, we adopted a Directors Stock Option Plan. The plan provides for the granting of stock options to non-employee directors to purchase up to an aggregate of 300,000 shares of our common stock. In December 1998, the plan was amended to increase the number of shares issuable from 300,000 to 500,000. In December 1999, the plan was amended to increase the number of shares issuable by 250,000, bringing the total shares issuable under this plan to 750,000. During 2000, options for an aggregate of 103,500 shares were granted at prices of $23.25 and $26.063 per share. In December 2000, options for an aggregate of 185,000 shares were granted at prices ranging from $27.75 to $32.125 per share. The remaining available shares in this plan have been canceled and no future grants are available on this plan effective January 2001.

In May 2000, we adopted a new Directors Stock Option Plan. The plan provides for the granting of stock options to non-employee directors to purchase up to an aggregate of 750,000 shares of our common stock. At June 30, 2001, no options were granted under this plan. During 2002, options for an aggregate of 255,000 shares were granted at prices ranging from $20.01 to $26.44 per share.

We also have a 1993 Executive Stock Option Plan pursuant to which we granted our CEO options to acquire 600,000 shares of our common stock. These options are fully vested and exercisable. The exercise price of options designed to qualify as incentive options is $3.58 per share and the exercise price of non-qualified options is $3.25 per share. During fiscal 2001, options to purchase 65,000 shares were exercised. No exercises were made during fiscal 2002. These options expire in 2003.

Celestial

In connection with the Merger with Celestial, all outstanding Celestial options became fully vested as of May 30, 2000. All amounts have been restated to reflect the conversion of the Celestial stock to Hain stock at a ratio of 1.265:1.

In 1991, Celestial granted options to an executive officer of Celestial to purchase 241,944 shares of common stock in connection with capital contributions made by the officer and certain other agreements. Such options were immediately vested at the grant date, are exercisable at a weighted average price per share of $3.90 and expire in 2031.

During 1993, Celestial adopted an incentive and non-qualified stock option plan that provided for the granting of awards for up to 331,430 shares of Celestial's common stock. Options granted at the time of Celestial's initial public offering in 1993 vested over one-year and five-year periods. Options granted subsequent to Celestial's initial public offering generally vested over a five-year period. Options expire ten years from the grant date.

In 1993, Celestial granted options to purchase 25,300 shares of Celestial common stock to a director of Celestial. The options vested over a three-year period and expire ten years from the grant date. During fiscal 2001, all of these options were exercised.

In 1995, Celestial adopted a non-qualified stock option plan for non-employee directors. The plan provides for up to 189,750 shares of Celestial's common stock for issuance upon exercise of options granted to non-employee directors and in lieu of meeting fees paid to non-employee directors. The options vest over a one-year period and expire ten years from the grant date. During 1998, Celestial amended this plan to provide each non-employee director an initial grant of an option to purchase 12,650 shares and an annual grant, commencing in 1999, of an option to purchase 5,060 shares. Effective May 30, 2000, no further grants are available under this plan.

In 1997, Celestial granted options to an executive officer of Celestial to purchase 417,450 shares of Celestial's common stock. The options were granted in connection with the officer's employment agreement, initially vested over a five-year period, are exercisable at $8.70 per share and expire ten years from the grant date. During 2001, all of these options were exercised.

Employee Stock Purchase Plan

Under Celestial's Employee Stock Purchase Plan, Celestial was authorized to issue up to 66,286 shares of common stock to its full-time employees, nearly all of whom were eligible to participate. Under the terms of the plan, employees could choose each year to have up to 10% of their annual base earnings withheld to purchase Celestial's common stock. The purchase price of the stock was equal to 85 percent of the lower of the market price at the beginning or end of each six month participation period. Approximately 30 percent of eligible Celestial employees participated in the plan. Under the plan, Celestial sold approximately 5,000 shares for the year ended June 30, 2002, 5,300 shares for the year ended June 30, 2001 and 10,000 shares for the year ended June 30, 2000. As of December 31, 2001, this plan was terminated.

Accounting For Stock Issued to Employees

We have elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations, in accounting for stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee stock options at least equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro-forma information regarding net (loss) income and net (loss) income per share is required by SFAS No. 123, and has been determined as if we have accounted for our stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Sholes option pricing model with the following weighted-average assumptions: risk free interest rates ranging from 4% to 6.77%; no dividend yield; volatility factors of the expected market price of our common stock of approximately 93% for fiscal 2002 and 2001 and 90% for fiscal 2000; and a weighted-average expected life of the options of five years in each year.

The Black-Sholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially effect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Our pro forma information is as follows:

	2002	2001	2000
Pro forma net (loss) income	$(12,194)	$ 8,515	$(23,033)
Pro forma diluted net (loss) income per share	$ (.36)	$ .25	$ (.82)

A summary our stock option plans' activity for the three years ended June 30, 2002 follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,240,741	$18.01	3,997,106	$12.91	4,076,088	$11.83
Granted	1,943,900	19.70	1,537,850	27.55	632,710	23.05
Exercised	(94,341)	9.12	(1,265,465)	10.16	(584,440)	15.03
Terminated	(66,917)	23.27	(28,750)	20.12	(127,252)	18.63
Outstanding at end of year	6,023,383	$18.72	4,240,741	$18.01	3,997,106	$12.91
Exercisable at end of year	4,482,182	$18.14	3,444,219	$16.17	3,553,964	$11.75
Weighted average fair value of options granted during year	$14.23		$20.24		$15.23	

The following table summarizes information for stock options outstanding at June 30, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding as of 06/30/2002	Weighted Average Remaining Contractual Life (In years)	Weighted Average Exercise Price	Options Exercisable as of 06/30/2002	Weighted Average Exercise Price
$2.94 - $4.83	998,144	8.6	$ 3.85	998,144	$ 3.85
4.84 - 15.43	250,553	5.0	12.38	157,953	10.54
15.44 - 18.34	1,739,767	8.0	17.66	846,867	17.22
18.35 - 22.01	895,180	8.1	20.49	800,847	20.42
22.01 - 25.68	520,780	7.3	22.66	340,597	22.83
25.69 - 29.35	1,356,659	8.1	26.81	1,086,474	26.73
29.36 - 33.01	221,800	8.3	31.50	211,050	31.54
33.02 - 38.38	40,500	8.0	35.53	40,250	35.51
	6,023,383	8.0	$18.72	4,482,182	$18.14

Shares of Common Stock reserved for future issuance as of June 30, 2002 are as follows:

Stock options	7,161,808
Warrants	396,098
Convertible promissory notes	4,656
	7,562,562

15. LEASES

Our corporate headquarters are located in approximately 35,000 square feet of leased office space in Melville, New York, under a lease which expires in December 2012. In addition, the Company leases manufacturing and warehouse space under leases which expire through fiscal 2007. These leases provide for additional payments of real estate taxes and other operating expenses over a base period amount.

The aggregate minimum future lease payments for these operating leases at June 30, 2002, excluding the Health Valley Irwindale Plant (lease commitments of $753 in 2003 and $754 in 2004) are as follows:

2003	$ 3,419
2004	2,977
2005	2,617
2006	2,742
2007	2,788
Thereafter	8,300
	$ 22,843

Rent expense charged to operations for the years ended June 30, 2002, 2001 and 2000 was approximately $3,804, $3,442 and $3,217, respectively.

16. SEGMENT INFORMATION

Our company is engaged in one business segment: the manufacturing, distribution and marketing of natural and organic food and beverage products. We define business segments as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by a chief operating decision maker or group.

Outside the United States, we primarily conduct business in Canada and Europe. We have grouped Canada and Europe together as "other" because they are individually not significant enough to warrant separate geographic disclosure. During fiscal years 2001 and 2000, sales to unaffiliated customers outside the United States made up less than 5% of total net sales.

Selected information related to our operations by geographic area are as follows for 2002:

	United States	Other
Net sales	$339,343	$58,611
(Loss) Earnings before income taxes	(737)	5,537
Long-lived assets	298,198	56,101

17. DEFINED CONTRIBUTION PLANS

We have a 401(k) Employee Retirement Plan ("Plan") to provide retirement benefits for eligible employees. All full-time employees of Hain and our domestic subsidiaries who have attained the age of 21 are eligible to participate upon completion of 30 days of service. The subsidiary Yves Veggie Cuisine has its own separate Registered Retirement Employee Savings Plan for those employees residing in Canada. Employees of Yves who meet eligibility requirements may participate in that plan. On an annual basis, we may, in our sole discretion, make certain matching contributions. For the years ended June 30, 2002, 2001 and 2000, we made contributions to the Plan of $372, $614 and $464, respectively.

18. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of"; however, it retains fundamental provisions related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived assets group to be disposed of other than by sale (e.g., abandoned) be classified as "held and used" until disposed of, and establishes more restrictive criteria regarding classification of an asset group as "held for sale."

SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations" ("APB 30"), for the disposal of a segment of a business, and extends the reporting of a discontinued operation to a "component of an entity." Further, SFAS No. 144 requires operating losses from a "component of an entity" to be recognized in the period in which they occur rather than as of the measurement date as previously required by APB 30.

SFAS No. 144 is effective for years beginning after December 15, 2001 (our fiscal year 2003). Transition is prospective for committed disposal activities that are initiated after our initial application of the statement. SFAS No. 144 also provides transition provisions for assets "held for sale" that were initially recorded under previous models and do not meet the new "held for sale" criteria within one year of the initial application of the statement.

Accounting for Costs Associated with Exit or Disposal Activity

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. Therefore, the SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that we may initiate after December 31, 2002.

19. LITIGATION

From time to time, the Company is involved in litigation, incidental to the conduct of its business. In the opinion of management, disposition of pending litigation will not have a material adverse effect on the Company's business, results of operations or financial condition.

Directors, Officers And Corporate Data

BOARD OF DIRECTORS

IRWIN D. SIMON
Chairman of the Board, President & Chief Executive Officer

MICHAEL J. BERTASSO
President – Heinz Asia/Pacific

BETH L. BRONNER'
President – LERA Realty Corp.

JACK FUTTERMAN'•
Retired Chairman & Chief Executive Officer – Pathmark Stores, Inc.

DANIEL R. GLICKMAN•
Director, Institute of Politics
John F. Kennedy School of Government – Harvard University

JAMES S. GOLD'
Managing Director – Lazard Freres & Co. LLC

MARINA HAHN'
Executive Vice President, Strategy and Entertainment – J. Walter Thompson

ANDREW R. HEYER'
Vice Chairman – CIBC World Markets Corp.

JOSEPH JIMENEZ•
President & Chief Executive Officer – Heinz Europe

ROGER MELTZER'•
Partner – Cahill Gordon & Reindel

'Member of the Audit Committee
'Member of the Compensation Committee
•Member of the Corporate Governance and Nominating Committee

SENIOR MANAGEMENT

IRWIN D. SIMON
Chairman of the Board, President & Chief Executive Officer

GERRY AMANTEA
Vice President – Technical Services

BENJAMIN BRECHER
Senior Vice President – Special Projects

FRANCIS W. DAILY
Executive Vice President – Strategic Planning and Development

ELLEN B. DEUTSCH
Senior Vice President – Strategic Planning & Customer Satisfaction

KURTIS HOOLEY
Managing Director – Hain Celestial Canada, ULC

GARY M. JACOBS
Executive Vice President – Operations

ANDREW H. JACOBSON
General Managing Director – Health Valley

IRA J. LAMEL
Executive Vice President & Chief Financial Officer

STEVEN LIST
Acting General Manager – Celestial Seasonings

KEVIN MOSLEY
Vice President – Sales

MAUREEN PARADINE
Vice President – Human Resources

MAUREEN PUTMAN
Vice President – Marketing

PHILIPPE WOITRIN
CEO – Europe

DAVID YALE
President – Snacks

KEY EMPLOYEES

CECILIA ATKINSON
Vice President – Marketing, Celestial Seasonings

CALVIN BEER
Vice President – Distribution & Logistics

JIM BREEN
Vice President – Sales, Grocery
Celestial Seasonings

RANDY BULOW
Vice President – Mass, Drug & Specialty Channels

MICHAEL CALDERON
Vice President – Information Technology

MYRON COOPER
Vice President – Technical Services
Health Valley

RUDI FISCHER
Vice President – Sales, Snacks

GEOFFREY GOLDBERG
Vice President – Purchasing & Procurement

SIDNEY HORN
Vice President – Sales, Western Region

JAMES LEMSKY
Vice President – Sales, Eastern Region

ADAM LEVIT
Vice President – Marketing, Snacks

JAY L. LIEBERMAN
Vice President – Finance

PETER MULHERIN
Vice President – International Sales

RON RASH
Vice President – Private Brands

CORPORATE DATA

CORPORATE HEADQUARTERS
58 South Service Road
Melville, New York 11747
631/730-2200
631/730-2550 (Fax)

CELESTIAL SEASONINGS
4600 Sleepytime Drive
Boulder, Colorado 80301
303 / 530-5300
303 / 581-1332 (Fax)

HEALTH VALLEY
16100 Foothill Blvd.
Irwindale, California 91706
626 / 334-3241
626 / 969-3687 (Fax)

HAIN CELESTIAL CANADA, ULC
Yves Veggie Cuisine
1638 Derwent Way
Delta, BC V3M6R9
604 / 525-1345
604 / 525-2555 (Fax)

ARROWHEAD MILLS
110 South Lawton
Hereford, Texas 79045
806 / 364-0730
806 / 364-8242 (Fax)

HAIN CELESTIAL EUROPE BVBA
LIMA, N.V.
Industrielaan 9
9990 Maldegem
Belgium
32/250-710564
32/250-710567 (Fax)

TERRA CHIPS, B.V.
Spoorstraat 16
4431 NK's Gravenpolder
The Netherlands
31 / 113-501990
31 / 113-313235 (Fax)

COMMON STOCK
Our Company's Common Stock is traded on the NASDAQ National Market. Its ticker symbol is HAIN.

TRANSFER AGENT & REGISTRAR
Continental Stock Transfer & Trust Co.
17 Battery Place
New York, New York 10004
212 / 509-4000

ANNUAL MEETING OF SHAREHOLDERS
The 2002 Annual Meeting of Shareholders is scheduled for Tuesday, November 12, 2002 at 11:00 a.m.

AUDITORS
Ernst & Young LLP
395 North Service Road
Melville, NY 11747

COUNSEL
Cahill Gordon & Reindel
80 Pine Street
New York, NY 10005

FORM 10-K
Shareholders may obtain without charge a copy of the annual report filed with the Securities and Exchange Commission by writing to the Investor Relations Department of the Company.

WEB SITES
www.hain-celestial.com
www.earthsbest.com
www.terrachips.com
www.westbrae.com
www.celestialseasonings.com
www.yvesveggiecuisine.com
www.westsoy.com
www.limafood.com

COMMON STOCK

The outstanding shares of our Common Stock, par value $.01 per share, are traded on Nasdaq's National Market System under the ticker symbol HAIN. The following table sets forth the reported high and low closing prices for the Common Stock for each fiscal quarter from July 1, 2000 through September 10, 2002.

	Common Stock			
	Fiscal 2002		Fiscal 2001	
	High	Low	High	Low
First Quarter	$26.00	$18.22	$37.50	$26.63
Second Quarter	28.06	18.06	39.69	27.00
Third Quarter	26.90	20.01	36.00	27.81
Fourth Quarter	22.37	15.42	27.69	22.00
July 1–September 10, 2002	17.88	12.13		

As of September 10, 2002, there were 381 holders of record of our Common Stock.

58 SOUTH SERVICE ROAD • MELVILLE, NY 11747
PHONE 631 730 2200 • FAX 631 730 2550 • WWW.HAIN-CELESTIAL.COM

THE HAIN CELESTIAL GROUP